     As filed with the Securities and Exchange Commission on August 6, 2009
                                                     Registration Nos. 333-_____
                                                                   and 811-08628
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

                          PRE-EFFECTIVE AMENDMENT NO.                        [ ]

                          POST-EFFECTIVE AMENDMENT NO.                       [ ]

                                      AND

          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 29                             [X]

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
                           (Exact Name of Registrant)

                       METROPOLITAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                 200 Park Avenue
                               New York, NY 10166
        (Address of Depositor's Principal Executive Offices) (Zip Code)
                         (Depositor's Telephone Number)
                                 (212) 578-9414

                           James L. Lipscomb, Esquire
                  Executive Vice President and General Counsel
                       Metropolitan Life Insurance Company
                                200 Park Avenue
                               New York, NY 10166
                     (Name and Address of Agent for Service)

                                    Copy to:
                            Mary E. Thornton, Esquire
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 383-0698

                      APPROXIMATE DATE OF PROPOSED FILING:

  As soon as possible after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Variable Annuity Contracts

================================================================================

                   FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                        SUPPLEMENT DATED NOVEMBER 9, 2009
                    TO THE PROSPECTUS DATED OCTOBER 20, 2006
                            AS ANNUALLY SUPPLEMENTED

     1. COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, Metropolitan Life Insurance Company (the "Company") combined Metropolitan Life Variable Annuity Separate Account I (the "Former Separate Account") with and into Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). The Separate Account was established by Citicorp Life Insurance Company ("Citicorp Life") as a separate investment account on July 6, 1994, under the laws of Arizona. The Separate Account became a separate account of the Company, subject to New York law, pursuant to the merger of Citicorp Life with and into the Company on October 20, 2006. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     - The Underlying Funds available under your Contract have not changed as a result of the Combination.

     - Your Contract Value is allocated to the same Underlying Funds (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     - The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Underlying Funds and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-842-9325.

     2. THE VARIABLE FUNDING OPTIONS

Each Underlying Fund of the Variable Funding Options has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 1-800-842-9325 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.

     3. CONFORMITY WITH STATE AND FEDERAL LAWS

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                       METROPOLITAN LIFE INSURANCE COMPANY

                        FLEXIBLE PREMIUM VARIABLE ANNUITY

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                    SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
           STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 20, 2006

                        COMBINATION OF SEPARATE ACCOUNTS

1. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, Metropolitan Life Insurance Company (the "Company") combined Metropolitan Life Variable Annuity Separate Account I (the "Former Separate Account") with and into Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). The Separate Account was established by Citicorp Life Insurance Company ("Citicorp Life") as a separate investment account on July 6, 1994, under the laws of Arizona. The Separate Account became a separate account of the Company, subject to New York law, pursuant to the merger of Citicorp Life with and into the Company on October 20, 2006. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-842-9325.

2. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Metropolitan Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of Metropolitan Life Variable Annuity Separate Account I and Metropolitan Life Variable Separate Account II, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

3. OTHER INFORMATION

Please direct all inquiries to: Metropolitan Life Insurance Company, Annuity Service Center, P.O. Box 10366, Des Moines, IA 50306-0366, or by telephone at 1-800-842-9325.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             [FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT
                           TO BE ADDED BY AMENDMENT.]

                   FLEXIBLE PREMIUM VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                          SUPPLEMENT DATED MAY 1, 2009
                                       TO
               PROSPECTUS DATED OCTOBER 20, 2006 (AS SUPPLEMENTED)

This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options under all Contracts are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I           MET INVESTORS SERIES TRUST
  AIM V.I. Basic Balanced Fund                       BlackRock High Yield Portfolio -- Class A
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES           BlackRock Large Cap Core
  FUND, INC. -- CLASS B                               Portfolio -- Class E
  Global Thematic Growth Portfolio                   Lord Abbett Growth and Income
                                                      Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                       MFS(R) Research International
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                            PIMCO Total Return Portfolio -- Class B
  Dynamic Capital Appreciation Portfolio             Pioneer Fund Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS       Pioneer Strategic Income
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Franklin Small-Mid Cap Growth Securities           Third Avenue Small Cap Value
     Fund                                             Portfolio -- Class B
  Templeton Foreign Securities Fund                  Van Kampen Comstock Portfolio -- Class B
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Aggressive            BlackRock Aggressive Growth
     Growth Portfolio -- Class I                      Portfolio -- Class D
  Legg Mason Partners Variable Appreciation          BlackRock Bond Income Portfolio -- Class
     Portfolio -- Class I                             A
  Legg Mason Partners Variable Capital and           BlackRock Legacy Large Cap Growth
     Income Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Dividend              BlackRock Money Market Portfolio -- Class
     Strategy Portfolio                               A
  Legg Mason Partners Variable Fundamental           FI Value Leaders Portfolio -- Class D
     Value Portfolio -- Class I
  Legg Mason Partners Variable International         Jennison Growth Portfolio -- Class B
     All Cap Opportunity Portfolio
  Legg Mason Partners Variable Investors             MetLife Stock Index Portfolio -- Class B
     Portfolio -- Class I
  Legg Mason Partners Variable Large Cap             MFS(R) Total Return Portfolio -- Class F
     Growth Portfolio -- Class I
  Legg Mason Partners Variable Mid Cap Core          T. Rowe Price Large Cap Growth
     Portfolio -- Class I                             Portfolio -- Class B
  Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST -- CLASS I
  Legg Mason Partners Variable Global High
     Yield Bond Portfolio


Certain Variable Funding Options have been subject to a merger, substitution or name change. Please see "Additional Information Regarding Underlying Funds" for more information.

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.
                                                             _____________

                                    GLOSSARY

We have added the following term to the Glossary:

GOOD ORDER -- A request or transaction generally is considered in "good order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your sales representative before submitting the form or request.

                                    FEE TABLE

--------------------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)

Mortality and Expense Risk Charge............................................  1.25%(1)
Administrative Expense Charge................................................  0.15%
                                                                               ----
  Total Annual Separate Account Charges......................................  1.40%


---------

(1)   We will waive the following amounts of the Mortality and Expense Risk
      Charge: 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; and an amount, if any, equal to the Underlying Fund expenses that are in excess of the indicated percentages for the Subaccounts investing in each of the following portfolios: 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B; 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio -- Class B; 0.91% for the Subaccount investing in the Pioneer Fund Portfolio -- Class A; 0.68% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio -- Class A; and 1.50% for the Subaccount investing in Van Kampen Mid Cap Growth
      Portfolio -- Class B.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2008 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. Certain Underlying Funds may impose a redemption fee in the future. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-784-6088.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)....................................................     0.34%      1.35%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                               DISTRIBUTION                                  TOTAL    CONTRACTUAL FEE   NET TOTAL
                                                  AND/OR                                     ANNUAL        WAIVER        ANNUAL
                                   MANAGEMENT     SERVICE      OTHER   ACQUIRED FUND FEES  OPERATING   AND/OR EXPENSE   OPERATING
UNDERLYING FUND                        FEE     (12B-1) FEES  EXPENSES     AND EXPENSES*     EXPENSES   REIMBURSEMENT   EXPENSES**
---------------                    ----------  ------------  --------  ------------------  ---------  ---------------  ----------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic Balanced Fund...     0.75%          --        0.60%            --            1.35%         0.44%         0.91%(1)
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND, INC.
  -- CLASS B
  Global Thematic Growth
     Portfolio...................     0.75%        0.25%       0.29%            --            1.29%           --          1.29%(2)

                                               DISTRIBUTION                                  TOTAL    CONTRACTUAL FEE   NET TOTAL
                                                  AND/OR                                     ANNUAL        WAIVER        ANNUAL
                                   MANAGEMENT     SERVICE      OTHER   ACQUIRED FUND FEES  OPERATING   AND/OR EXPENSE   OPERATING
UNDERLYING FUND                        FEE     (12B-1) FEES  EXPENSES     AND EXPENSES*     EXPENSES   REIMBURSEMENT   EXPENSES**
---------------                    ----------  ------------  --------  ------------------  ---------  ---------------  ----------
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........     0.56%        0.25%       0.10%            --            0.91%           --          0.91%
  Dynamic Capital Appreciation
     Portfolio...................     0.56%        0.25%       0.31%            --            1.12%           --          1.12%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth
     Securities Fund.............     0.50%        0.25%       0.28%          0.02%           1.05%         0.02%         1.03%(3)
  Templeton Foreign Securities
     Fund........................     0.64%        0.25%       0.15%          0.02%           1.06%         0.02%         1.04%(3)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth Portfolio
     -- Class I++................     0.75%          --        0.04%            --            0.79%           --          0.79%(4)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........     0.70%          --        0.06%          0.01%           0.77%           --          0.77%(4)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class I........     0.75%          --        0.16%            --            0.91%           --          0.91%(4)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++.................     0.65%          --        0.24%            --            0.89%           --          0.89%(4)
  Legg Mason Partners Variable
     Fundamental Value Portfolio
     -- Class I..................     0.75%          --        0.05%            --            0.80%           --          0.80%(4)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio++.....     0.85%          --        0.20%            --            1.05%           --          1.05%(4)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................     0.64%          --        0.09%            --            0.73%           --          0.73%(4)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......     0.75%          --        0.08%            --            0.83%           --          0.83%(4)
  Legg Mason Partners Variable
     Mid Cap Core Portfolio
     -- Class I++................     0.75%          --        0.16%            --            0.91%           --          0.91%(4)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........     0.75%          --        0.19%            --            0.94%           --          0.94%(4)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST -- CLASS I
  Legg Mason Partners Variable
     Global High Yield Bond
     Portfolio...................     0.80%          --        0.19%            --            0.99%           --          0.99%(5)
MET INVESTORS SERIES TRUST
  BlackRock High Yield Portfolio
     -- Class A..................     0.60%          --        0.07%            --            0.67%           --          0.67%
  BlackRock Large Cap Core
     Portfolio -- Class E........     0.58%        0.15%       0.04%            --            0.77%           --          0.77%
  Lord Abbett Growth and Income
     Portfolio -- Class B........     0.50%        0.25%       0.03%            --            0.78%           --          0.78%
  MFS(R) Research International
     Portfolio -- Class B........     0.70%        0.25%       0.06%            --            1.01%           --          1.01%
  PIMCO Total Return Portfolio
     -- Class B#.................     0.48%        0.25%       0.05%            --            0.78%           --          0.78%
  Pioneer Fund Portfolio -- Class
     A#..........................     0.70%          --        0.29%            --            0.99%           --          0.99%(6)
  Pioneer Strategic Income
     Portfolio -- Class A........     0.60%          --        0.07%            --            0.67%           --          0.67%
  Third Avenue Small Cap Value
     Portfolio -- Class B........     0.73%        0.25%       0.04%            --            1.02%           --          1.02%
  Van Kampen Comstock
     Portfolio -- Class B#.......     0.58%        0.25%       0.03%            --            0.86%           --          0.86%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......     0.70%        0.25%       0.19%            --            1.14%           --          1.14%(7)
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........     0.72%        0.10%       0.05%            --            0.87%           --          0.87%

                                               DISTRIBUTION                                  TOTAL    CONTRACTUAL FEE   NET TOTAL
                                                  AND/OR                                     ANNUAL        WAIVER        ANNUAL
                                   MANAGEMENT     SERVICE      OTHER   ACQUIRED FUND FEES  OPERATING   AND/OR EXPENSE   OPERATING
UNDERLYING FUND                        FEE     (12B-1) FEES  EXPENSES     AND EXPENSES*     EXPENSES   REIMBURSEMENT   EXPENSES**
---------------                    ----------  ------------  --------  ------------------  ---------  ---------------  ----------
  BlackRock Bond Income Portfolio
     -- Class A..................     0.38%          --        0.05%            --            0.43%         0.01%         0.42%(8)
  BlackRock Legacy Large Cap
     Growth Portfolio -- Class
     A#..........................     0.73%          --        0.05%            --            0.78%         0.01%         0.77%(9)
  BlackRock Money Market
     Portfolio -- Class A........     0.32%          --        0.02%            --            0.34%         0.01%         0.33%(10)
  FI Value Leaders
     Portfolio -- Class D........     0.65%        0.10%       0.06%            --            0.81%           --          0.81%
  Jennison Growth
     Portfolio -- Class B........     0.63%        0.25%       0.04%            --            0.92%           --          0.92%
  MetLife Stock Index Portfolio
     -- Class B#.................     0.25%        0.25%       0.04%            --            0.54%         0.01%         0.53%(11)
  MFS(R) Total Return
     Portfolio -- Class F........     0.53%        0.20%       0.05%            --            0.78%           --          0.78%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........     0.60%        0.25%       0.07%            --            0.92%           --          0.92%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A+.......     0.48%          --        0.04%            --            0.52%           --          0.52%


---------

* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

+ Not available under all Contracts. Availability depends on Contract issue date.

++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2008.

#     This Portfolio is not available for investment prior to May 4, 2009.

(1) The Fund's advisor has contractually agreed, through at least April 30, 2010, to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.91% of average daily net assets.

(2) The expense information in the table has been restated to reflect current expenses (i.e., annualized fiscal year-to-date expenses as of February 28, 2009). Actual expenses may be higher or lower than those shown.

(3) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.

(4) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

(5) The amounts set forth in Other Expenses have been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred by the funds going forward.

(6) The Management Fee has been restated to reflect an amended management fee agreement as if the fees had been in effect during the previous fiscal year. Other Expenses include 0.01% of deferred expense reimbursement from a prior period.

(7) Other Expenses include 0.08% of deferred expense reimbursement from a prior period.

(8) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.325% for the Portfolio's average daily net assets in excess of $1 billion but less than $2 billion.

(9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.

(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other Expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to 0.243%.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

THE VARIABLE FUNDING OPTIONS

We have modified the first and third paragraphs in this subsection to read as follows:

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." The Company's ownership interest in MetLife Advisers, LLC entitles us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the adviser. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the adviser to the subadvisers.)

Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISER AND FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 1-800-497-4587 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
AIM V.I. Basic Balanced Fund       Seeks long term growth of capital  Invesco Aim Advisors, Inc.
                                   and current income.                Subadvisers: Invesco Trimark
                                                                      Investment Management Inc.;
                                                                      Invesco Global Asset Management
                                                                      (N.A.), Inc.; Invesco
                                                                      Institutional (N.A.), Inc.;
                                                                      Invesco Senior Secured
                                                                      Management, Inc.; Invesco Hong
                                                                      Kong Limited; Invesco Asset
                                                                      Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland GmbH; and Invesco
                                                                      Australia Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND,
  INC. -- CLASS B
Global Thematic Growth Portfolio   Seeks long-term growth of          AllianceBernstein L.P.
                                   capital.
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company Subadviser: FMR Co.,
                                                                      Inc.;
                                                                      Fidelity Research & Analysis
                                                                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio                                                           Company
                                                                      Subadviser: FMR Co., Inc.;
                                                                      Fidelity Research & Analysis
                                                                      Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC

Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class I             term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio      principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio                                               Subadviser: Global Currents
                                                                      Investment Management, LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST -- CLASS I
Legg Mason Partners Variable       Seeks to maximize total return,    Legg Mason Partners Fund Advisor,
  Global High Yield Bond           consistent with the preservation   LLC
  Portfolio                        of capital.                        Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
MET INVESTORS SERIES TRUST++
BlackRock High Yield               Seeks to maximize total return,    MetLife Advisers, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
MFS(R) Research International      Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Total Return                 Seeks maximum total return,        MetLife Advisers, LLC
  Portfolio -- Class B             consistent with the preservation   Subadviser: Pacific Investment
                                   of capital and prudent investment  Management Company LLC
                                   management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        MetLife Advisers, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            MetLife Advisers, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Van Kampen Comstock                Seeks capital growth and income.   MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
Van Kampen Mid Cap Growth          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Legacy Large Cap Growth  Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class B             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class    consistent with preservation of    Subadviser: Western Asset
  A+                               capital and maintenance of         Management Company
                                   liquidity.


---------

+ Not available under all Contracts. Availability depends on Contract issue date.

++ Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser of Met Investors Series Trust (the "Trust"). On May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC and MetLife Advisers, LLC has now become the investment adviser of the Trust.

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Variable Funding Options were subject to a merger, substitution or other change. The chart below identifies the former name and new name for each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND MERGERS

The following former Underlying Funds were merged with and into the new Underlying Funds.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
METROPOLITAN SERIES FUND, INC.                 MET INVESTORS SERIES TRUST
  Capital Guardian U.S. Equity Portfolio -       Pioneer Fund Portfolio - Class A
     Class A
METROPOLITAN SERIES FUND, INC.                 METROPOLITAN SERIES FUND, INC.
  FI Large Cap Portfolio - Class A               BlackRock Legacy Large Cap Growth
                                                    Portfolio - Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  Met/AIM Capital Appreciation Portfolio -       BlackRock Legacy Large Cap Growth
     Class A                                        Portfolio - Class A


UNDERLYING FUND SUBSTITUTIONS

The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Equity Index    MetLife Stock Index Portfolio - Class B
     Portfolio - Class II
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
  Total Return Portfolio - Administrative      PIMCO Total Return Portfolio - Class B
     Class
VAN KAMPEN LIFE INVESTMENT TRUST               MET INVESTORS SERIES TRUST
  Comstock Portfolio - Class II                Van Kampen Comstock Portfolio - Class B


UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
ALLIANCEBERNSTEIN VARIABLE                     ALLIANCEBERNSTEIN VARIABLE
PRODUCTS SERIES FUND, INC.                     PRODUCTS SERIES FUND, INC.
  Global Technology Portfolio                  Global Thematic Growth Portfolio


                                  DEATH BENEFIT

--------------------------------------------------------------------------------

We have added this paragraph at the end of SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER) in the subsection PAYMENT OF PROCEEDS:

Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

We have added a new subsection:

TOTAL CONTROL ACCOUNT

The beneficiary may elect to have the Contract's death proceeds paid through an account called the Total Control Account at the time for payment. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Contract surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

We have modified the second paragraph in the subsection VARIABLE ANNUITY to read as follows:

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you were issued a Contract with sex-distinct annuity rates prior to the time that state law mandated unisex annuity rates (if applicable in your state), the annuity rates we use will not be less than the guaranteed sex-distinct rates in the Contract when issued. If you elect a variable annuity, the amount we apply to it will be the cash surrender value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

We have added the following sentence at the end of the second paragraph in the subsection ELECTION OF OPTIONS:

Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to a survivor under Options 3, 4 and 5 and/or the duration of the guarantee period under Options 2 and 5.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

We have added a second paragraph to the sub-section MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS:

SUSPENSION OF MINIMUM DISTRIBUTION RULES DURING 2009: Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution ("RMD") for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first RMD payment by April 1, 2009. In contrast, if your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This RMD waiver does not apply if you are receiving annuity payments under your contract. The RMD rules are complex, so please consult with your tax advisor before waiving your 2009 RMD payment.

                            FLEXIBLE PREMIUM VARIABLE
                                ANNUITY CONTRACT
                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                         SUPPLEMENT DATED APRIL 28, 2008

This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:

AIM VARIABLE INSURANCE FUNDS -- SERIES I      MET INVESTORS SERIES TRUST
  AIM V.I. Basic Balanced Fund                  BlackRock High Yield Portfolio -- Class A
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES
  FUND, INC. -- CLASS B                         BlackRock Large Cap Core Portfolio -- Class E
  Global Technology Portfolio                   Lord Abbett Growth and Income Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2                   Met/AIM Capital Appreciation Portfolio -- Class A
  Contrafund(R) Portfolio                       MFS(R) Research International Portfolio -- Class B
  Dynamic Capital Appreciation Portfolio        Pioneer Strategic Income Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2                     Third Avenue Small Cap Value Portfolio -- Class B
  Franklin Small-Mid Cap Growth Securities
     Fund
  Templeton Foreign Securities Fund           METROPOLITAN SERIES FUND, INC.
LEGG MASON PARTNERS VARIABLE EQUITY TRUST       BlackRock Aggressive Growth Portfolio -- Class D
  Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I                BlackRock Bond Income Portfolio -- Class A
  Legg Mason Partners Variable Appreciation
     Portfolio -- Class I                       BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Capital and
     Income Portfolio -- Class I                Capital Guardian U.S. Equity Portfolio -- Class A
  Legg Mason Partners Variable Dividend
     Strategy Portfolio                         FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Equity Index
     Portfolio -- Class II                      FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Fundamental
     Value Portfolio -- Class I                 Jennison Growth Portfolio -- Class B
  Legg Mason Partners Variable International
     All Cap Opportunity Portfolio              MFS(R) Total Return Portfolio -- Class F
  Legg Mason Partners Variable Investors
     Portfolio -- Class I                       T. Rowe Price Large Cap Growth Portfolio -- Class B
  Legg Mason Partners Variable Large Cap
     Growth Portfolio -- Class I
  Legg Mason Partners Variable Mid Cap Core
     Portfolio -- Class I                     PIMCO VARIABLE INSURANCE TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I                Total Return Portfolio
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST -- CLASS I                            VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Legg Mason Partners Variable Global High
     Yield Bond Portfolio                       Comstock Portfolio


Certain Underlying Funds have been subject to a substitution. Please see "Additional Information Regarding Underlying Funds" for more information.

                                   FEE TABLES

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)

Mortality and Expense Risk Charge................  1.25%(1)
Administrative Expense Charge....................  0.15%
                                                   -----
          TOTAL ANNUAL SEPARATE ACCOUNT CHARGES..  1.40%



(1)    We will waive the following amounts of the Mortality and Expense Risk
       Charge: 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; and an amount, if any, equal to the Underlying Fund expenses that are in excess of the indicated percentages for the Subaccounts investing in each of the following portfolios: 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio - Class B; 1.18% for the Subaccount investing in the MFS Research International
       Portfolio - Class B; 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio - Class A; 0.68% for the Subaccount investing in the Western Asset Management U.S. Government
       Portfolio - Class A; and 1.50% for the Subaccount investing in Van Kampen Mid-Cap Growth Portfolio - Class B.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-784-6088.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                               MINIMUM   MAXIMUM
                                                               -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service (12b-
1) fees, and other expenses)                                     0.40%     1.21%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                           DISTRIBUTION              ACQUIRED    TOTAL    CONTRACTUAL FEE   NET TOTAL
                                              AND/OR                FUND FEES    ANNUAL    WAIVER AND/OR     ANNUAL
                             MANAGEMENT  SERVICE (12B-1)    OTHER      AND     OPERATING      EXPENSE       OPERATING
UNDERLYING FUND                  FEE           FEES       EXPENSES  EXPENSES*   EXPENSES   REIMBURSEMENT   EXPENSES**
---------------              ----------  ---------------  --------  ---------  ---------  ---------------  ----------
AIM VARIABLE INSURANCE
  FUNDS --
  SERIES I
  AIM V.I. Basic Balanced
     Fund                       0.75%            --         0.43%        --       1.18%         0.27%         0.91%(1)
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND,
  INC. --
  CLASS B
  Global Technology
     Portfolio                  0.75%          0.25%        0.17%        --       1.17%           --          1.17%
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS --
  SERVICE CLASS 2
  Contrafund(R) Portfolio       0.56%          0.25%        0.09%        --       0.90%           --          0.90%
  Dynamic Capital
     Appreciation Portfolio     0.56%          0.25%        0.23%        --       1.04%           --          1.04%

                                           DISTRIBUTION              ACQUIRED    TOTAL    CONTRACTUAL FEE   NET TOTAL
                                              AND/OR                FUND FEES    ANNUAL    WAIVER AND/OR     ANNUAL
                             MANAGEMENT  SERVICE (12B-1)    OTHER      AND     OPERATING      EXPENSE       OPERATING
UNDERLYING FUND                  FEE           FEES       EXPENSES  EXPENSES*   EXPENSES   REIMBURSEMENT   EXPENSES**
---------------              ----------  ---------------  --------  ---------  ---------  ---------------  ----------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST --
  CLASS 2
  Franklin Small-Mid Cap
     Growth Securities Fund     0.47%          0.25%        0.28%      0.01%      1.01%         0.01%         1.00%(2)
  Templeton Foreign
     Securities Fund            0.63%          0.25%        0.14%      0.02%      1.04%         0.02%         1.02%(2)
LEGG MASON PARTNERS
  VARIABLE EQUITY TRUST
  Legg Mason Partners
     Variable Aggressive
     Growth Portfolio --
     Class I++                  0.75%            --         0.07%        --       0.82%           --          0.82%(3)
  Legg Mason Partners
     Variable Appreciation
     Portfolio --
     Class I                    0.69%            --         0.11%      0.01%      0.81%           --          0.81%(4)
  Legg Mason Partners
     Variable Capital and
     Income Portfolio --
     Class I                    0.75%            --         0.13%        --       0.88%           --          0.88%
  Legg Mason Partners
     Variable Dividend
     Strategy Portfolio++       0.65%            --         0.33%        --       0.98%           --          0.98%(3)
  Legg Mason Partners
     Variable Equity Index
     Portfolio --
     Class II                   0.31%          0.25%        0.08%        --       0.64%           --          0.64%(3)
  Legg Mason Partners
     Variable Fundamental
     Value Portfolio --
     Class I                    0.75%            --         0.08%        --       0.83%           --          0.83%(3)
  Legg Mason Partners
     Variable International
     All Cap Opportunity
     Portfolio++                0.85%            --         0.26%        --       1.11%           --          1.11%(3)
  Legg Mason Partners
     Variable Investors
     Portfolio --
     Class I                    0.62%            --         0.14%        --       0.76%           --          0.76%(3)
  Legg Mason Partners
     Variable Large Cap
     Growth Portfolio --
     Class I++                  0.75%            --         0.15%        --       0.90%           --          0.90%(4)
  Legg Mason Partners
     Variable Mid Cap Core
     Portfolio --
     Class I++                  0.75%            --         0.26%        --       1.01%           --          1.01%(3)
  Legg Mason Partners
     Variable Small Cap
     Growth Portfolio --
     Class I                    0.75%            --         0.35%        --       1.10%           --          1.10%(3)
LEGG MASON PARTNERS
  VARIABLE INCOME TRUST --
  CLASS I
  Legg Mason Partners
     Variable Global High
     Yield Bond Portfolio       0.80%            --         0.41%        --       1.21%           --          1.21%(3)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio --
     Class A                    0.60%            --         0.13%        --       0.73%           --          0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E       0.58%          0.15%        0.06%        --       0.79%           --          0.79%
  Lord Abbett Growth and
     Income Portfolio --
     Class B                    0.49%          0.25%        0.03%        --       0.77%           --          0.77%
  Met/AIM Capital
     Appreciation
     Portfolio --
     Class A                    0.76%            --         0.10%        --       0.86%           --          0.86%

                                           DISTRIBUTION              ACQUIRED    TOTAL    CONTRACTUAL FEE   NET TOTAL
                                              AND/OR                FUND FEES    ANNUAL    WAIVER AND/OR     ANNUAL
                             MANAGEMENT  SERVICE (12B-1)    OTHER      AND     OPERATING      EXPENSE       OPERATING
UNDERLYING FUND                  FEE           FEES       EXPENSES  EXPENSES*   EXPENSES   REIMBURSEMENT   EXPENSES**
---------------              ----------  ---------------  --------  ---------  ---------  ---------------  ----------
  MFS(R) Research
     International
     Portfolio --
     Class B                    0.70%          0.25%        0.09%        --       1.04%           --          1.04%
  Pioneer Strategic Income
     Portfolio -- Class A       0.60%            --         0.09%        --       0.69%           --          0.69%(5)
  Third Avenue Small Cap
     Value Portfolio --
     Class B                    0.73%          0.25%        0.03%        --       1.01%           --          1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+      0.70%          0.25%        0.18%        --       1.13%           --          1.13%
METROPOLITAN SERIES FUND,
  INC.
  BlackRock Aggressive
     Growth
     Portfolio -- Class D       0.71%          0.10%        0.05%        --       0.86%           --          0.86%
  BlackRock Bond Income
     Portfolio -- Class A       0.38%            --         0.06%        --       0.44%         0.01%         0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A       0.33%            --         0.07%        --       0.40%         0.01%         0.39%(7)
  Capital Guardian U.S.
     Equity
     Portfolio -- Class A       0.66%            --         0.05%        --       0.71%           --          0.71%
  FI Large Cap Portfolio --
     Class A                    0.77%            --         0.07%        --       0.84%           --          0.84%
  FI Value Leaders
     Portfolio --
     Class D                    0.64%          0.10%        0.07%        --       0.81%           --          0.81%
  Jennison Growth
     Portfolio --
     Class B                    0.63%          0.25%        0.04%        --       0.92%           --          0.92%
  MFS(R) Total Return
     Portfolio --
     Class F                    0.53%          0.20%        0.05%        --       0.78%           --          0.78%
  T. Rowe Price Large Cap
     Growth Portfolio --
     Class B                    0.60%          0.25%        0.07%        --       0.92%           --          0.92%
  Western Asset Management
     U.S. Government
     Portfolio --
     Class A+                   0.49%            --         0.05%        --       0.54%           --          0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE
  CLASS
  Total Return Portfolio        0.25%            --         0.58%        --       0.83%           --          0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio            0.56%          0.25%        0.03%        --       0.84%           --          0.84%



* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all contracts. Availability depends on contract issue date.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.

-------------
(1)The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total annual fund operating expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.91% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2009.
(2)The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(3)Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the funds going forward.
(4) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the funds going forward.
(5) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.

                              THE ANNUITY CONTRACT

     -----------------------------------------------------------------------

PURCHASE PAYMENTS

We have added two paragraphs at the end of this subsection:

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

THE VARIABLE FUNDING OPTIONS

The current variable funding options are listed below, along with their investment advisers and any subadviser:

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
AIM VARIABLE
  INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic        Seeks long-term         Invesco Aim
     Balanced Fund      growth of capital       Advisors, Inc.
                        and current income.     Subadvisers: Invesco
                                                Trimark Investment
                                                Management Inc.;
                                                Invesco Global Asset
                                                Management (N.A.),
                                                Inc.; Invesco
                                                Institutional
                                                (N.A.), Inc.;
                                                Invesco Senior
                                                Secured Management,
                                                Inc.; Invesco Hong
                                                Kong Limited;
                                                Invesco Asset
                                                Management Limited;
                                                Invesco Asset
                                                Management (Japan)
                                                Limited; Invesco
                                                Asset Management
                                                Deutschland, GmbH;
                                                and Invesco
                                                Australia Limited

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
ALLIANCEBERNSTEIN
  VARIABLE PRODUCTS
  SERIES FUND,
  INC. --
  CLASS B
  Global Technology     Seeks long-term         AllianceBernstein
     Portfolio          growth of capital.      L.P.
FIDELITY(R) VARIABLE
  INSURANCE
  PRODUCTS --
  SERVICE CLASS 2
  Contrafund(R)         Seeks long-term         Fidelity Management
     Portfolio          capital                 & Research Company
                        appreciation.
  Dynamic Capital       Seeks capital           Fidelity Management
     Appreciation       appreciation.           & Research Company
     Portfolio
FRANKLIN TEMPLETON
  VARIABLE
  INSURANCE
  PRODUCTS TRUST --
  CLASS 2
  Franklin Small-Mid    Seeks long-term         Franklin Advisers,
     Cap Growth         capital growth.         Inc.
     Securities Fund
  Templeton Foreign     Seeks long-term         Templeton Investment
     Securities Fund    capital growth.         Counsel, LLC
                                                Subadviser: Franklin
                                                Templeton Investment
                                                Management Limited
LEGG MASON PARTNERS
  VARIABLE EQUITY
  TRUST
  Legg Mason            Seeks capital           Legg Mason Partners
     Partners           appreciation.           Fund Advisor, LLC
     Variable                                   Subadviser:
     Aggressive                                 ClearBridge
     Growth                                     Advisors, LLC
     Portfolio --
     Class I
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           appreciation of         Fund Advisor, LLC
     Variable           capital.                Subadviser:
     Appreciation                               ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
  Legg Mason            Seeks total return      Legg Mason Partners
     Partners           (that is, a             Fund Advisor, LLC
     Variable           combination of          Subadvisers: Western
     Capital and        income and long-term    Asset Management
     Income             capital                 Company; ClearBridge
     Portfolio --       appreciation).          Advisors, LLC;
     Class I                                    Western Asset
                                                Management Company
                                                Limited
  Legg Mason            Seeks capital           Legg Mason Partners
     Partners           appreciation,           Fund Advisor, LLC
     Variable           principally through     Subadviser:
     Dividend           investments in          ClearBridge
     Strategy           dividend-paying         Advisors, LLC
     Portfolio          stocks.
  Legg Mason            Seeks investment        Legg Mason Partners
     Partners           results that, before    Fund Advisor, LLC
     Variable Equity    expenses, correspond    Subadviser:
     Index              to the price and        Batterymarch
     Portfolio --       yield performance of    Financial
     Class II           the S&P 500(R)          Management, Inc.
                        Index.
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           capital growth.         Fund Advisor, LLC
     Variable           Current income is a     Subadviser:
     Fundamental        secondary               ClearBridge
     Value              consideration.          Advisors, LLC
     Portfolio --
     Class I
  Legg Mason            Seeks total return      Legg Mason Partners
     Partners           on assets from          Fund Advisor, LLC
     Variable           growth of capital       Subadviser: Global
     International      and income.             Currents Investment
     All Cap                                    Management, LLC
     Opportunity
     Portfolio
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable           Current income is a     Subadviser:
     Investors          secondary objective.    ClearBridge
     Portfolio --                               Advisors, LLC
     Class I

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable Large                             Subadviser:
     Cap Growth                                 ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable Mid                               Subadviser:
     Cap Core                                   ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
  Legg Mason            Seeks long-term         Legg Mason Partners
     Partners           growth of capital.      Fund Advisor, LLC
     Variable Small                             Subadviser:
     Cap Growth                                 ClearBridge
     Portfolio --                               Advisors, LLC
     Class I
LEGG MASON PARTNERS
  VARIABLE INCOME
  TRUST --
  CLASS I
  Legg Mason            Seeks to maximize       Legg Mason Partners
     Partners           total return,           Fund Advisor, LLC
     Variable Global    consistent with the     Subadvisers: Western
     High Yield Bond    preservation of         Asset Management
     Portfolio          capital.                Company; Western
                                                Asset Management
                                                Company Limited
MET INVESTORS SERIES
  TRUST
  BlackRock High        Seeks to maximize       Met Investors
     Yield              total return,           Advisory LLC
     Portfolio --       consistent with         Subadviser:
     Class A            income generation       BlackRock Financial
                        and prudent             Management, Inc.
                        investment
                        management.
  BlackRock Large       Seeks long-term         Met Investors
     Cap Core           capital growth.         Advisory LLC
     Portfolio --                               Subadviser:
     Class E                                    BlackRock Advisors,
                                                LLC
  Lord Abbett Growth    Seeks long-term         Met Investors
     and Income         growth of capital       Advisory LLC
     Portfolio --       and income without      Subadviser: Lord,
     Class B            excessive               Abbett & Co. LLC
                        fluctuation in
                        market value.
  Met/AIM Capital       Seeks capital           Met Investors
     Appreciation       appreciation.           Advisory LLC
     Portfolio --                               Subadviser: Invesco
     Class A                                    Aim Capital
                                                Management, Inc.
  MFS(R) Research       Seeks capital           Met Investors
     International      appreciation.           Advisory LLC
     Portfolio --                               Subadviser:
     Class B                                    Massachusetts
                                                Financial Services
                                                Company
  Pioneer Strategic     Seeks a high level      Met Investors
     Income             of current income.      Advisory LLC
     Portfolio --                               Subadviser: Pioneer
     Class A                                    Investments
                                                Management, Inc.
  Third Avenue Small    Seeks long-term         Met Investors
     Cap Value          capital                 Advisory LLC
     Portfolio --       appreciation.           Subadviser: Third
     Class B                                    Avenue Management
                                                LLC
  Van Kampen Mid Cap    Seeks capital           Met Investors
     Growth             appreciation.           Advisory LLC
     Portfolio --                               Subadviser: Morgan
     Class B+                                   Stanley Investment,
                                                Inc. (d/b/a Van
                                                Kampen)
METROPOLITAN SERIES
  FUND, INC.
  BlackRock             Seeks maximum           MetLife Advisers,
     Aggressive         capital                 LLC
     Growth             appreciation.           Subadviser:
     Portfolio --                               BlackRock Advisors,
     Class D                                    LLC
  BlackRock Bond        Seeks a competitive     MetLife Advisers,
     Income             total return            LLC
     Portfolio --       primarily from          Subadviser:
     Class A            investing in fixed-     BlackRock Advisors,
                        income securities.      LLC
  BlackRock Money       Seeks a high level      MetLife Advisers,
     Market             of current income       LLC
     Portfolio --       consistent with         Subadviser:
     Class A            preservation of         BlackRock Advisors,
                        capital.                LLC

                                                INVESTMENT
FUNDING OPTION          INVESTMENT OBJECTIVE    ADVISER/SUBADVISER
--------------          --------------------    ------------------
  Capital Guardian      Seeks long-term         MetLife Advisers,
     U.S. Equity        growth of capital.      LLC
     Portfolio --                               Subadviser: Capital
     Class A                                    Guardian Trust
                                                Company
  FI Large Cap          Seeks long-term         MetLife Advisers,
     Portfolio --       growth of capital.      LLC
     Class A                                    Subadviser: Pyramis
                                                Global Advisors, LLC
  FI Value Leaders      Seeks long-term         MetLife Advisers,
     Portfolio --       growth of capital.      LLC
     Class D                                    Subadviser: Pyramis
                                                Global Advisors, LLC
  Jennison Growth       Seeks long-term         MetLife Advisers,
     Portfolio --       growth of capital.      LLC
     Class B                                    Subadviser: Jennison
                                                Associates LLC
  MFS(R) Total          Seeks a favorable       MetLife Advisers,
     Return             total return through    LLC
     Portfolio --       investment in a         Subadviser:
     Class F            diversified             Massachusetts
                        portfolio.              Financial Services
                                                Company
  T. Rowe Price         Seeks long-term         MetLife Advisers,
     Large Cap          growth of capital       LLC
     Growth             and, secondarily,       Subadviser: T. Rowe
     Portfolio --       dividend income.        Price Associates,
     Class B                                    Inc.
  Western Asset         Seeks to maximize       MetLife Advisers,
     Management U.S.    total return            LLC
     Government         consistent with         Subadviser: Western
     Portfolio --       preservation of         Asset Management
     Class A+           capital and             Company
                        maintenance of
                        liquidity.
PIMCO VARIABLE
  INSURANCE
  TRUST --
  ADMINISTRATIVE
  CLASS
  Total Return          Seeks maximum total     Pacific Investment
     Portfolio          return, consistent      Management Company
                        with preservation of    LLC
                        capital and prudent
                        investment
                        management.
VAN KAMPEN LIFE
  INVESTMENT
  TRUST --
  CLASS II
  Comstock Portfolio    Seeks capital growth    Van Kampen Asset
                        and income through      Management
                        investments in
                        equity securities,
                        including common
                        stocks, preferred
                        stocks and
                        securities
                        convertible into
                        common and preferred
                        stocks.



-------------
+ Not available under all contracts. Availability depends on contract issue date.

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Variable Funding Options were subject to a substitution. The chart below identifies the former name and new name for each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND SUBSTITUTIONS

The following new Underlying Funds were substituted for the former Underlying Funds.

     FORMER UNDERLYING FUND                   NEW UNDERLYING FUND
-----------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE     METROPOLITAN SERIES FUND, INC.
     INCOME TRUST                     Western Asset Management U.S.
     Legg Mason Partners              Government Portfolio -
     Variable Government              Class A
     Portfolio - Class I
PUTNAM VARIABLE TRUST            MET INVESTORS SERIES TRUST
     Putnam VT Discovery Growth       Van Kampen Mid Cap Growth
     Fund - Class IB                  Portfolio - Class B
VAN KAMPEN LIFE INVESTMENT       METROPOLITAN SERIES FUND, INC.
     TRUST                            Jennison Growth Portfolio - Class B
     Strategic Growth
     Portfolio - Class II

                             CHARGES AND DEDUCTIONS

     -----------------------------------------------------------------------

WITHDRAWAL CHARGE

We have modified the first paragraph of this subsection to read as follows:

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

YEARS SINCE PURCHASE          PAYMENT MADE     WITHDRAWAL CHARGE
GREATER THAN OR EQUAL TO      BUT LESS THAN
       0 years                3 years          7%
       3 years                4 years          6%
       4 years                5 years          5%
       5 years                6 years          4%
       6 years                7 years          3%
       7+ years                                0%


ADMINISTRATIVE CHARGES

We have modified the second sentence of the first paragraph of this subsection to read:

The annual contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August.

                                    TRANSFERS

     -----------------------------------------------------------------------

DOLLAR COST AVERAGING

We have added the following sentence at the end of the last paragraph in this subsection:

If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

     -----------------------------------------------------------------------

We have modified the first sentence of the third paragraph of this section's introduction to read as follows:

We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution).

We have added the following paragraph to the end of this section:

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                                  DEATH BENEFIT

     -----------------------------------------------------------------------

PAYMENT OF PROCEEDS

We have modified the third paragraph in the SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER) subsection to read as follows:

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the contracts. Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

For purposes of the death benefit on the continued contract, the death benefit will be calculated the same as prior to continuation except all values used to calculate the death benefit, are reset on the date the spouse continues the contract.

                               THE ANNUITY PERIOD

     -----------------------------------------------------------------------

MATURITY DATE

We have added the following sentence to the end of the first paragraph in this subsection:

Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected.

                                OTHER INFORMATION

     -----------------------------------------------------------------------

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

We have modified the second paragraph in the subsection DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT to read as follows:

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

                            FLEXIBLE PREMIUM VARIABLE
                                ANNUITY CONTRACT
                                    issued by
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                         SUPPLEMENT DATED APRIL 30, 2007


This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:



AIM VARIABLE INSURANCE FUNDS -- SERIES I         LEGG MASON PARTNERS VARIABLE INCOME
  AIM V.I. Basic Balanced Fund                     TRUST -- CLASS I
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES         Legg Mason Partners Variable Global High
  FUND, INC. -- CLASS B                               Yield Bond Portfolio
  AllianceBernstein Global Technology            MET INVESTORS SERIES TRUST
     Portfolio                                     BlackRock High Yield Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE                     BlackRock Large-Cap Core Portfolio -- Class
  PRODUCTS -- SERVICE CLASS 2                         E
  VIP Contrafund(R) Portfolio                      Lord Abbett Growth and Income
  VIP Dynamic Capital Appreciation Portfolio          Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Capital Appreciation
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Franklin Small-Mid Cap Growth Securities         MFS(R) Research International
     Fund                                             Portfolio -- Class B
  Templeton Foreign Securities Fund                Pioneer Strategic Income Portfolio -- Class
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             A
  Legg Mason Partners Variable Aggressive          Third Avenue Small Cap Value
     Growth Portfolio -- Class I                      Portfolio -- Class B
  Legg Mason Partners Variable Appreciation      METROPOLITAN SERIES FUND, INC.
     Portfolio -- Class I                          BlackRock Aggressive Growth
  Legg Mason Partners Variable Capital and            Portfolio -- Class D
     Income Portfolio -- Class I                   BlackRock Bond Income Portfolio -- Class A
  Legg Mason Partners Variable Dividend            BlackRock Money Market Portfolio -- Class A
     Strategy Portfolio                            Capital Guardian U.S. Equity
  Legg Mason Partners Variable Equity Index           Portfolio -- Class A
     Portfolio -- Class II                         FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         FI Value Leaders Portfolio -- Class D
     Value Portfolio -- Class I                    MFS(R) Total Return Portfolio -- Class F
  Legg Mason Partners Variable International       T. Rowe Price Large Cap Growth
     All Cap Opportunity Portfolio                    Portfolio -- Class B
  Legg Mason Partners Variable Investors         PIMCO VARIABLE INSURANCE
     Portfolio -- Class I                          TRUST -- ADMINISTRATIVE CLASS
  Legg Mason Partners Variable Large Cap           Total Return Portfolio
     Growth Portfolio -- Class I                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Legg Mason Partners Variable Mid Cap Core        Comstock Portfolio
     Portfolio                                     Strategic Growth Portfolio
  Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I



Certain Underlying Funds have been subject to a merger, substitution or other change. Please see "Additional Information Regarding Underlying Funds" for more information.

                                    GLOSSARY

--------------------------------------------------------------------------------

HOME OFFICE-- the Home Office of Metropolitan Life Insurance Company or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

                                   FEE TABLES

--------------------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)



Mortality and Expense Risk Charge                                                 1.25%*
Administrative Expense Charge                                                     0.15%
                                                                                  -----
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES                                             1.40%


-------

*     We are waiving the following amounts of the Mortality and Expense Risk
      Charge: 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B; an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS Research International Portfolio -- Class B; and an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity
      Portfolio -- Class A.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                       MINIMUM        MAXIMUM
                                                                     -----------    -----------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service fees (12b-
1), and other expenses)..........................................       0.38%          1.50%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------


AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic Balanced Fund             0.75%            --          0.40%       1.15%           0.24%          0.91%(1)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC. -- CLASS B
  AllianceBernstein Global Technology
     Portfolio                             0.75%          0.25%         0.18%       1.18%             --           1.18%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio              0.57%          0.25%         0.09%       0.91%             --           0.91%
  VIP Dynamic Capital Appreciation
     Portfolio                             0.56%          0.25%         0.24%       1.05%             --           1.05%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth
     Securities Fund                       0.48%          0.25%         0.30%       1.03%           0.01%          1.02%(2)
  Templeton Foreign Securities Fund        0.63%          0.25%         0.18%       1.06%           0.03%          1.03%(3)

                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------

LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++                0.75%            --          0.02%       0.77%             --           0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I                                     0.70%            --          0.02%       0.72%             --           0.72%(4)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class I                  0.75%            --          0.08%       0.83%             --           0.83%
  Legg Mason Partners Variable
     Dividend Strategy Portfolio++         0.65%            --          0.24%       0.89%             --           0.89%
  Legg Mason Partners Variable Equity
     Index Portfolio -- Class II           0.31%          0.25%         0.03%       0.59%             --           0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I                  0.75%            --          0.02%       0.77%             --           0.77%
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio++               0.85%            --          0.09%       0.94%             --           0.94%
  Legg Mason Partners Variable
     Investors Portfolio -- Class I        0.65%            --          0.07%       0.72%             --           0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I++                                   0.75%            --          0.04%       0.79%             --           0.79%
  Legg Mason Partners Variable Mid
     Cap Core Portfolio++                  0.75%            --          0.07%       0.82%             --           0.82%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class I       0.75%            --          0.21%       0.96%             --           0.96%
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST -- CLASS I
  Legg Mason Partners Variable Global
     High Yield Bond Portfolio             0.80%            --          0.18%       0.98%             --           0.98%
  Legg Mason Partners Variable
     Government Portfolio+++               0.55%            --          0.13%       0.68%             --           0.68%
MET INVESTORS SERIES TRUST(5)
  BlackRock High Yield
     Portfolio -- Class A                  0.60%            --          0.32%       0.92%             --           0.92%(6)
  BlackRock Large-Cap Core
     Portfolio -- Class E                  0.63%          0.15%         0.22%       1.00%             --           1.00%(6)(7)
  Lord Abbett Growth and Income
     Portfolio -- Class B                  0.50%          0.25%         0.03%       0.78%             --           0.78%
  Met/AIM Capital Appreciation
     Portfolio -- Class A                  0.77%            --          0.09%       0.86%             --           0.86%(6)(8)
  MFS(R) Research International
     Portfolio -- Class B                  0.72%          0.25%         0.14%       1.11%             --           1.11%
  Pioneer Strategic Income
     Portfolio -- Class A                  0.70%            --          0.12%       0.82%             --           0.82%(6)(8)
  Third Avenue Small Cap Value
     Portfolio -- Class B                  0.74%          0.25%         0.04%       1.03%             --           1.03%
METROPOLITAN SERIES FUND, INC.(9)
  BlackRock Aggressive Growth
     Portfolio -- Class D                  0.72%          0.10%         0.06%       0.88%             --           0.88%
  BlackRock Bond Income
     Portfolio -- Class A                  0.39%            --          0.07%       0.46%           0.01%          0.45%(10)
  BlackRock Money Market
     Portfolio -- Class A                  0.34%            --          0.04%       0.38%           0.01%          0.37%(11)
  Capital Guardian U.S. Equity
     Portfolio -- Class A                  0.66%            --          0.06%       0.72%             --           0.72%
  FI Large Cap Portfolio -- Class A        0.78%            --          0.06%       0.84%             --           0.84%(12)
  FI Value Leaders Portfolio -- Class
     D                                     0.64%          0.10%         0.07%       0.81%             --           0.81%
  MFS(R) Total Return
     Portfolio -- Class F                  0.53%          0.20%         0.05%       0.78%             --           0.78%(12)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B                  0.60%          0.25%         0.08%       0.93%             --           0.93%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio                   0.25%            --          0.40%       0.65%             --           0.65%
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Discovery Growth Fund+         0.70%          0.25%         0.55%       1.50%             --           1.50%

                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------

VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio                       0.56%          0.25%         0.03%       0.84%             --           0.84%
  Strategic Growth Portfolio               0.70%          0.25%         0.08%       1.03%             --           1.03%


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all contracts. Availability depends on contract issue date.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

---------
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.91% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2008.
(2) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(3) Other Expenses include 0.03% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year. The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission.
(4) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(5) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(6) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year. The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(7) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(8) The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(9) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(10) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000, which amount may be paid in one or more installments of at least $100 within the first twelve months after the Contract Date. You may make additional payments of at least $100 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical.

Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates that those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company (now MetLife Insurance Company of Connecticut) and The Travelers Life and Annuity Company (now MetLife Life and Annuity Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Underlying Funds and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and fees. You may obtain an Underlying Fund prospectus by calling 1-800-497-4857 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT
              OPTION                           OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Basic Balanced Fund     Seeks long-term growth of capital  A I M Advisors, Inc.
                                   and current income.
ALLIANCEBERNSTEIN VARIABLE
  PRODUCTS SERIES FUND,
  INC. -- CLASS B
  AllianceBernstein Global         Seeks long-term growth of          AllianceBernstein L.P.
     Technology Portfolio          capital.
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio      Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
  VIP Dynamic Capital              Seeks capital appreciation.        Fidelity Management & Research
     Appreciation Portfolio                                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth    Seeks long-term capital growth.    Franklin Advisers, Inc.
     Securities Fund
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund                                                             Subadviser: Franklin Templeton
                                                                      Investment Management Limited
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth                                                LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Capital and  Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
     Income Portfolio -- Class I   combination of income and long-    LLC
                                   term capital appreciation).        Subadviser:  ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company
  Legg Mason Partners Variable     Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
     Dividend Strategy Portfolio   principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT
              OPTION                           OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks total return on assets from  Legg Mason Partners Fund Advisor,
     International All Cap         growth of capital and income.      LLC
     Opportunity Portfolio                                            Subadviser: Brandywine Global
                                                                      Investment Management, LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital. Current income is a       LLC
     I                             secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Mid Cap Core Portfolio        capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST -- CLASS I
  Legg Mason Partners Variable     Seeks to maximize total return,    Legg Mason Partners Fund Advisor,
     Global High Yield Bond        consistent with the preservation   LLC
     Portfolio                     of capital.                        Subadviser: Western Asset
                                                                      Management Company
  Legg Mason Partners Variable     Seeks high current return          Legg Mason Partners Fund Advisor,
     Government Portfolio +        consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
  BlackRock High Yield             Seeks to maximize total return,    Met Investors Advisory LLC
     Portfolio -- Class A          consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory LLC
     Portfolio -- Class E                                             Subadviser: BlackRock Advisors,
                                                                      LLC
  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory LLC
     Portfolio -- Class B          and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuations in the market value.  LLC
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: A I M Capital
                                                                      Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class B                                             Subadviser: Massachusetts
                                                                      Financial Services Company
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.

             FUNDING                           INVESTMENT
              OPTION                           OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class A          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class A          income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class A          capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B          and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio           Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
PUTNAM VARIABLE TRUST -- CLASS IB
  Putnam VT Discovery Growth       Seeks long-term growth of          Putnam Investment Management, LLC
     Fund+                         capital.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio               Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
  Strategic Growth Portfolio       Seeks capital appreciation.        Van Kampen Asset Management


---------
+ Not available under all Contracts. Availability depends on Contract issue date.

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name for each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Growth Portfolio                       All Cap Opportunity Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  Legg Mason Partners Variable Multiple        Legg Mason Partners Variable Capital and
     Discipline Portfolio -- Balanced All Cap       Income Portfolio
     Growth and Value Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio             BlackRock Large-Cap Core Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds and/or were reorganized into a new Trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Premier         Legg Mason Partners Variable Aggressive
     Selections All Cap Growth                      Growth Portfolio -- Class I
     Portfolio -- (Single share class)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  INC.
  Legg Mason Partners Variable Total Return    Legg Mason Partners Variable Multiple
     Portfolio                                      Discipline Portfolio -- Balanced All Cap
                                                    Growth and Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap         Legg Mason Partners Variable Fundamental
     Portfolio                                      Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
  INC.                                           INC.
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Investors
     Value Portfolio                                Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V      LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
                                                 INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Opportunities Portfolio                 Portfolio -- Class I
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Growth and      Legg Mason Partners Variable Appreciation
     Income Portfolio -- Class I                    Portfolio -- Class I
METROPOLITAN SERIES FUND, INC.                 MET INVESTORS SERIES TRUST
  Western Asset Management High Yield Bond     BlackRock High Yield Portfolio
     Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE INCOME TRUST
  Legg Mason Partners Variable Government      Legg Mason Partners Variable Government
     Portfolio                                      Portfolio
LEGG MASON PARTNERS INVESTMENT SERIES          LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Dividend        Legg Mason Partners Variable Dividend
     Strategy Portfolio                             Strategy Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors       Legg Mason Partners Variable Investors
     Portfolio                                      Portfolio
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Portfolio                               Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Global High     Legg Mason Partners Variable Global High
     Yield Bond Portfolio                           Yield Bond Portfolio

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------

LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio -- (Single share class)              Portfolio -- Class I
  Legg Mason Partners Variable Equity Index    Legg Mason Partners Variable Equity Index
     Portfolio                                      Portfolio
  Legg Mason Partners Variable Fundamental     Legg Mason Partners Variable Fundamental
     Value Portfolio                                Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio                               Growth Portfolio
  Legg Mason Partners Variable International   Legg Mason Partners Variable International
     All Cap Opportunity Portfolio                  All Cap Opportunity Portfolio
  Legg Mason Partners Variable Large Cap       Legg Mason Partners Variable Large Cap Growth
     Growth Portfolio                               Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Mid Cap Core    Legg Mason Partners Variable Mid Cap Core
     Portfolio                                      Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Capital and     Legg Mason Partners Variable Capital and
     Income Portfolio                               Income Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class  BlackRock Large-Cap Core Portfolio -- Class E
     A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I        Capital Guardian U.S. Equity
                                                    Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT International Equity Fund          MFS(R) Research International Portfolio
  Putnam VT Small Cap Value Fund               Third Avenue Small Cap Value Portfolio


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class  BlackRock Large-Cap Core Portfolio -- Class E
     A

                                    TRANSFERS

--------------------------------------------------------------------------------

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, (i.e., the AllianceBernstein Global Technology Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global High Yield Bond Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Pioneer Strategic Income Portfolio, BlackRock High Yield Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio and Third Avenue Small Cap Value Portfolio -- the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

          - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

          - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract.

Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide the Underlying Fund promptly upon request, certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, outstanding loans, and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 591/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

                       FLEXIBLE PREMIUM VARIABLE ANNUITY
                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

This prospectus describes the flexible premium deferred variable annuity contract (the "Contract") issued by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or the "Company"). The Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to Contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the variable funding options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options are:

AIM VARIABLE INSURANCE FUNDS (SERIES I)
 AIM V.I. Basic Balanced Fund+
 AIM V.I. Core Equity Fund+

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)
 AllianceBernstein Global Technology Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
 Franklin Small-Mid Cap Growth Securities Fund
 Templeton Foreign Securities Fund

LEGG MASON PARTNERS INVESTMENT SERIES+
 Legg Mason Partners Variable Dividend Strategy Portfolio+
 Legg Mason Partners Variable Growth and Income Portfolio+
 Legg Mason Partners Variable Premier Selections All Cap
   Growth Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC. (CLASS I)+
 Legg Mason Partners Variable All Cap Portfolio+
 Legg Mason Partners Variable Global High Yield Bond Portfolio+
 Legg Mason Partners Variable Investors Portfolio+
 Legg Mason Partners Variable Total Return Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS II+
 Legg Mason Partners Variable Appreciation Portfolio+
 Legg Mason Partners Variable Equity Index Portfolio -- Class II+
 Legg Mason Partners Variable Fundamental Value Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.+
 Legg Mason Partners Variable Aggressive Growth Portfolio+
 Legg Mason Partners Variable International All Cap Growth Portfolio+ Legg Mason Partners Variable Large Cap Growth Portfolio+
 Legg Mason Partners Variable Large Cap Value Portfolio+
 Legg Mason Partners Variable Mid Cap Core Portfolio+

LEGG MASON PARTNERS VARIABLE PORTFOLIOS V+
 Legg Mason Partners Variable Small Cap Growth
   Opportunities Portfolio+

MET INVESTORS SERIES TRUST
 BlackRock Large-Cap Core Portfolio -- Class A+
 Lord Abbett Growth and Income Portfolio -- Class B+
 Met/AIM Capital Appreciation Portfolio -- Class A+
 Pioneer Strategic Income Portfolio -- Class A+

METROPOLITAN SERIES FUND, INC.
 BlackRock Aggressive Growth Portfolio -- Class D+
 BlackRock Bond Income Portfolio -- Class A+
 BlackRock Money Market Portfolio -- Class A+
 FI Large Cap Portfolio -- Class A+
 FI Value Leaders Portfolio -- Class D+
 MFS Total Return Portfolio -- Class F+
 T. Rowe Price Large Cap Growth Portfolio -- Class B+
 Western Asset Management High Yield Bond Portfolio -- Class A+

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)
 Total Return Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)
 Putnam VT International Equity Fund
 Putnam VT Small Cap Value Fund

VAN KAMPEN LIFE INVESTMENT TRUST (CLASS II)
 Comstock Portfolio
 Strategic Growth Portfolio+

VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS 2)
 VIP Contrafund(R) Portfolio
 VIP Dynamic Capital Appreciation Portfolio

---------------

+ This Variable Funding Option has been subject to a merger, substitution or name change. Please see "Additional Information Regarding Underlying Funds" for more information.

The Contract is not offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners. The Contract, certain contract features and/or some of the funding options may not be available in all states. This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated October 20, 2006. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at Metropolitan Life Insurance Company, Administrative Office, P.O. Box 990014, Hartford, CT 06199-0014, call 1-800-497-4857 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                       PROSPECTUS DATED OCTOBER 20, 2006

                               TABLE OF CONTENTS

Glossary...................................    3
Summary....................................    5
Fee Table..................................    8
Condensed Financial Information............   12
The Annuity Contract.......................   12
  Contract Owner Inquiries.................   13
  Purchase Payments........................   13
  Accumulation Units.......................   13
  The Variable Funding Options.............   14
The Fixed Account..........................   19
Charges and Deductions.....................   19
  General..................................   19
  Withdrawal Charge........................   20
  Free Withdrawal Allowance................   20
  Administrative Charges...................   20
  Mortality and Expense Risk Charge........   21
  Variable Liquidity Benefit Charge........   21
  Variable Funding Option Expenses.........   21
  Premium Tax..............................   21
  Changes in Taxes Based Upon Premium or
     Value.................................   21
Transfers..................................   22
  Dollar Cost Averaging....................   24
Access to Your Money.......................   24
  Systematic Withdrawals...................   25
  Loans....................................   25
Ownership Provisions.......................   25
  Types of Ownership.......................   25
     Contract Owner........................   25
     Beneficiary...........................   26
     Annuitant.............................   26
Death Benefit..............................   26
  Death Proceeds before the Maturity
     Date..................................   26
  Payment of Proceeds......................   28
  Spousal Contract Continuance.............   29
  Beneficiary Contract Continuance.........   29
  Death Proceeds after the Maturity Date...   30
The Annuity Period.........................   30
  Maturity Date............................   30
  Allocation of Annuity....................   30
  Variable Annuity.........................   30
  Fixed Annuity............................   31
Payment Options............................   31
  Election of Options......................   31
  Annuity Options..........................   32
  Income Options...........................   32
  Variable Liquidity Benefit...............   32
Miscellaneous Contract Provisions..........   33
  Right to Return..........................   33
  Termination..............................   33
  Required Reports.........................   33
  Suspension of Payments...................   33
The Separate Accounts......................   33
  Performance Information..................   34
Federal Tax Considerations.................   35
  General Taxation of Annuities............   35
  Types of Contracts: Qualified and
     Non-qualified.........................   36
  Qualified Annuity Contracts..............   36
     Taxation of Qualified Annuity
       Contracts...........................   36
     Mandatory Distributions for Qualified
       Plans...............................   36
     Individual Retirement Annuities.......   37
  Non-qualified Annuity Contracts..........   38
     Diversification Requirements for
       Variable Annuities..................   39
     Ownership of the Investments..........   39
     Taxation of Death Benefit Proceeds....   40
  Other Tax Considerations.................   40
  Treatment of Charges for Optional
     Benefits..............................   40
  Penalty Tax for Premature
     Distributions.........................
  Puerto Rico Tax Considerations...........   40
  Non-Resident Aliens......................   40
Other Information..........................   41
  The Insurance Company....................   41
  Financial Statements.....................   41
  Distribution of Variable Annuity
     Contracts.............................   41
  Conformity with State and Federal Laws...   42
  Voting Rights............................   42
  Restrictions on Financial Transactions...   42
  Legal Proceedings........................   43
Appendix A: Condensed Financial Information
  for Metropolitan Life Variable Annuity
  Separate Account I.......................  A-1
Appendix B: The Fixed Account..............  B-1
Appendix C: Contents of the Statement of
  Additional Information...................  C-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of Metropolitan Life Insurance Company or any other office that we may designate for the purpose of administering this Contract.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity or income option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- Metropolitan Life Insurance Company.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY:
                       FLEXIBLE PREMIUM VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contribution accumulates on a tax-deferred basis and is taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contribution accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments from the Variable Funding Options and/or the Fixed Account. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options or income options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000, which amount may be paid in one or more installments of at least $100 within the first 12 months after the Contract Date. You may make additional payments of at least $100 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchase with beneficiary-directed transfer of death proceeds.

The Contract is no longer offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within twenty days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the underlying funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business on the day we receive a written request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date Anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.25%. We also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 7%, decreasing to 0% in years seven and later.

During the annuity period, if you have elected the Variable Liquidity Benefit, a charge of up to 7% of the amount withdrawn will be assessed. (See Variable Liquidity Benefit.)

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving annuity payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes and/or a penalty tax on taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) due proof of death and
(2) written payment instructions. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit Values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn, and withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(s) may elect to continue his/her portion of the Contract rather than have the death benefit paid to the beneficiary.

                                   FEE TABLE
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

    WITHDRAWAL CHARGE...........................  7%(1)
    (as a percentage of the Purchase Payments withdrawn)
    VARIABLE LIQUIDITY BENEFIT CHARGE...........  7%(2)
    (As a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

    ANNUAL CONTRACT ADMINISTRATIVE CHARGE.......  $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of the average daily net assets of the Separate Account)

    Mortality and Expense Risk Charge..........................  1.25%
    Administrative Expense Charge..............................  0.15%
                                                                 -----
      Total Annual Separate Account Charges....................  1.40%

---------------------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for seven years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE          WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

(2) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after seven years. The charge is as follows:

    YEARS SINCE INITIAL PURCHASE PAYMENT        WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                        MINIMUM   MAXIMUM
-------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund
assets, including management fees, distribution
and/or service fees (12b-1) fees, and other expenses.)   0.42%     1.42%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Basic Balanced Fund --
    Series I                            0.75%         --             0.41%        1.16%           --              1.16%(1)
  AIM V.I. Core Equity Fund --
    Series I                            0.60%         --             0.27%        0.87%           --              0.87%(2)
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC.
  AllianceBernstein Global
    Technology Portfolio -- Class B*    0.75%        0.25%           0.17%        1.17%           --              1.17%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
  Franklin Small-Mid Cap Growth
    Securities Fund -- Class 2*         0.48%        0.25%           0.28%        1.01%           --              1.01%(3)
  Templeton Foreign Securities
    Fund -- Class 2*                    0.65%        0.25%           0.17%        1.07%           --              1.07%(4)
LEGG MASON PARTNERS INVESTMENT
  SERIES
  Legg Mason Partners Variable
    Dividend Strategy Portfolio++       0.65%         --             0.21%        0.86%           --              0.86%
  Legg Mason Partners Variable
    Government Portfolio -- Class
    A+++                                0.55%         --             0.10%        0.65%           --              0.65%
  Legg Mason Partners Variable
    Growth and Income Portfolio++       0.65%         --             0.13%        0.78%           --              0.78%
  Legg Mason Partners Variable
    Premier Selections All Cap
    Growth Portfolio++                  0.75%         --             0.19%        0.94%           --              0.94%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS I, INC.
  Legg Mason Partners Variable All
    Cap Portfolio -- Class I            0.75%         --             0.07%        0.82%           --              0.82%
  Legg Mason Partners Variable
    Global High Yield Bond
    Portfolio -- Class I*               0.80%         --             0.30%        1.10%           --              1.10%(5)
  Legg Mason Partners Variable
    Investors Portfolio -- Class I      0.65%         --             0.06%        0.71%           --              0.71%
  Legg Mason Partners Variable Total
    Return Portfolio -- Class I         0.75%         --             0.18%        0.93%           --              0.93%(5)

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS II
  Legg Mason Partners Variable
    Appreciation Portfolio              0.70%         --             0.02%        0.72%           --              0.72%
  Legg Mason Partners Variable
    Equity Index Portfolio -- Class
    II*                                 0.31%        0.25%           0.03%        0.59%           --              0.59%
  Legg Mason Partners Variable
    Fundamental Value Portfolio         0.75%         --             0.03%        0.78%           --              0.78%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS III, INC.
  Legg Mason Partners Variable
    Aggressive Growth Portfolio++       0.75%         --             0.02%        0.77%           --              0.77%(6)
  Legg Mason Partners Variable
    International All Cap Growth
    Portfolio++                         0.85%         --             0.15%        1.00%           --              1.00%(6)
  Legg Mason Partners Variable Large
    Cap Growth Portfolio++              0.75%         --             0.04%        0.79%           --              0.79%(6)
  Legg Mason Partners Variable Large
    Cap Value Portfolio++               0.60%         --             0.05%        0.65%           --              0.65%
  Legg Mason Partners Variable Mid
    Cap Core Portfolio++                0.75%         --             0.07%        0.82%           --              0.82%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS V
  Legg Mason Partners Variable Small
    Cap Growth Opportunities
    Portfolio                           0.75%         --             0.30%        1.05%           --              1.05%
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core
    Portfolio -- Class A                0.78%         --             0.12%        0.90%           --              0.90%
  Lord Abbett Growth and Income
    Portfolio -- Class B*               0.50%        0.25%           0.04%        0.79%           --              0.79%(7)
  Met/AIM Capital Appreciation
    Portfolio -- Class A                0.76%         --             0.05%        0.81%           --              0.81%
  Pioneer Strategic Income
    Portfolio -- Class A                0.73%         --             0.09%        0.82%           --              0.82%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
    Portfolio -- Class D*               0.73%        0.10%           0.06%        0.89%           --              0.89%
  BlackRock Bond Income Portfolio --
    Class A                             0.40%         --             0.07%        0.47%           --              0.47%(8)
  BlackRock Money Market
    Portfolio -- Class A                0.35%         --             0.07%        0.42%           --              0.42%(9)
  FI Large Cap Portfolio -- Class A     0.80%         --             0.06%        0.86%           --              0.86%(10)
  FI Value Leaders Portfolio --
    Class D*                            0.66%        0.10%           0.07%        0.83%           --              0.83%
  MFS Total Return Portfolio --
    Class F*                            0.57%        0.20%           0.16%        0.93%           --              0.93%(11)
  T. Rowe Price Large Cap Growth
    Portfolio -- Class B*               0.60%        0.25%           0.12%        0.97%           --              0.97%(12)
  Western Asset Management High
    Yield Bond Portfolio -- Class A     0.48%         --             0.12%        0.60%           --              0.60%(10)
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio --
    Administrative Class*               0.25%        0.15%           0.25%        0.65%           --              0.65%
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth
    Fund -- Class IB*+                  0.70%        0.25%           0.47%        1.42%           --              1.42%
  Putnam VT International Equity
    Fund -- Class IB*                   0.75%        0.25%           0.18%        1.18%           --              1.18%
  Putnam VT Small Cap Value
    Fund -- Class IB*                   0.76%        0.25%           0.08%        1.09%           --              1.09%

                                                    DISTRIBUTION                              CONTRACTUAL FEE   NET TOTAL
                                                       AND/OR                  TOTAL ANNUAL    WAIVER AND/OR      ANNUAL
                                      MANAGEMENT   SERVICE(12B-1)    OTHER      OPERATING         EXPENSE       OPERATING
UNDERLYING FUND:                         FEE            FEES        EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio Class II*          0.56%        0.25%           0.03%        0.84%           --              0.84%
  Strategic Growth Portfolio Class
    II*                                 0.70%        0.25%           0.07%        1.02%           --              1.02%
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R) Portfolio --
    Service Class 2*                    0.57%        0.25%           0.09%        0.91%           --              0.91%
  VIP Dynamic Capital Appreciation
    Portfolio -- Service Class 2*       0.57%        0.25%           0.36%        1.18%           --              1.18%

----------------
* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).
** Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of the fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+    Closed to new investors.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2005.

NOTES
(1) Effective July 1, 2005, the Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 0.91% of average daily nets assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and
    (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The Fee Waiver has been restated to reflect this agreement. This limitation agreement is in effect through April 30, 2007. Effective January 1, 2005 through December 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement.
(2) The Fund's Total Annual Operating Expenses have been restated to reflect the Reorganization of another Fund into this Fund which occurred on May 1, 2006. Effective upon the closing of the Reorganization which occurred on May 1, 2006, the advisor for the Fund has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 0.91% of average daily net assets excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The expense limitation agreement is in effect through April 30, 2007.
(3) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Fund's Board of Trustees and an exemptive order by the SEC. While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.
(4) The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Fund's Board of Trustees and an exemptive order by the SEC.
(5) The management fee has been restated to reflect a new management fee schedule that became effective on October 1, 2005.
(6) The management fee in the table has been restated to reflect a new management fee schedule that became effective on November 1, 2005.
(7) The management fee in the table has been restated to reflect a new management fee schedule that became effective on January 1, 2006.
(8) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.025% on assets in excess of $1 billion and less than $2 billion.
(9) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.005% on the first $500 million of assets and 0.015% on the next $500 million of assets.
(10)The Portfolio's Total Annual Operating Expenses have been restated to reflect the reorganization of another Portfolio into this Portfolio which occurred as of the close of business on April 28, 2006. The expenses have also been restated to reflect contractual arrangements in effect on May 1, 2006.
(11)The management fee in the table has been restated to reflect a new management fee schedule that became effective on May 1, 2006.
(12)Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.015% on the first $50 million of assets.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

                                                IF CONTRACT IS SURRENDERED AT THE END       IF CONTRACT IS NOT SURRENDERED OR
                                                          OF PERIOD SHOWN:               ANNUITIZED AT THE END OF PERIOD SHOWN:
                                                -------------------------------------   -----------------------------------------
FUNDING OPTION                                  1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------                                  ------   -------   -------   --------   -------   --------   --------   ---------
Underlying Fund with Maximum Total Annual
  Operating Expenses                             $887    $1,487    $1,943     $3,194     $292       $892      $1,518     $3,194
Underlying Fund with Minimum Total Annual
  Operating Expenses                             $786    $1,187    $1,442     $2,199     $191       $592      $1,017     $2,199

                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

See Appendix A

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Flexible Premium Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your contract value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your contract value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity or Income Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options, and one Fixed Account option. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer offered to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its Death Benefit, Annuity Option Benefits, and other non-tax-related benefits. You should consult with your financial adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Administrative Office at 1-800-497-4857.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000, which amount may be paid in one or more installments of at least $100 within the first twelve months after the Contract Date. You may make additional payments of at least $100 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent.

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each funding option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment is determined by dividing the amount directed to each funding option by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each funding option each day the New York Stock Exchange is open as of the close of regular trading (generally 4:00 p.m. Eastern time). After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or sub-adviser is one of our affiliates or whether the Underlying Fund, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative, marketing and other support services that would otherwise be provided by the Underlying Fund, the Underlying Fund's investment adviser, or its distributor. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When we develop a variable product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular Underlying Fund.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which we can remove an Underlying Fund, which, in some cases, may differ from our selection criteria. In addition, during the term of the agreement, subject to our fiduciary and other legal duties, we are generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife, Inc. and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife, Inc.'s acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser of an Underlying Fund, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Underlying Funds. The amount of this compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Underlying Fund attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or sub-adviser of an Underlying Fund or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies are joint members of our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Funds. We may benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for information on the management fees paid by the advisers to the sub-advisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Underlying Funds and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Funds' investment return.

The agreement described above between MetLife, Inc. and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Underlying Funds advised or sub-advised by Legg Mason affiliates.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment adviser and fees. You may obtain an Underlying Fund prospectus by calling 1-800-497-4857 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Basic Balanced Fund - Series I  Seeks long-term growth of capital and       A I M Advisors, Inc.
                                           current income.
  AIM V.I. Core Equity Fund - Series I     Seeks growth of capital.                    A I M Advisors, Inc.
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
  SERIES FUND, INC.
  AllianceBernstein Global Technology      Seeks long-term growth of capital.          AllianceBernstein L.P.
    Portfolio - Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
  Franklin Small-Mid Cap Growth            Seeks long-term capital growth.             Franklin Advisers, Inc.
    Securities Fund - Class 2
  Templeton Foreign Securities Fund -      Seeks long-term capital growth.             Templeton Investment Counsel, LLC
    Class 2                                                                            Subadviser: Franklin Templeton Investment
                                                                                       Management Limited
LEGG MASON PARTNERS INVESTMENT SERIES
  Legg Mason Partners Variable Dividend    Seeks capital appreciation, principally     ClearBridge Advisors, LLC (formerly, CAM
    Strategy Portfolio                     through investments in dividend-paying      North America, LLC)
                                           stocks.
  Legg Mason Partners Variable Government  Seeks high current return consistent with   Western Asset Management Company
    Portfolio - Class A+*                  preservation of capital.
  Legg Mason Partners Variable Growth and  Seeks reasonable growth and income.         ClearBridge Advisors, LLC (formerly, CAM
    Income Portfolio                                                                   North America, LLC)
  Legg Mason Partners Variable Premier     Seeks long-term capital growth.             ClearBridge Advisors, LLC (formerly, CAM
    Selections All Cap Growth Portfolio                                                North America, LLC)

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  I, INC.
  Legg Mason Partners Variable All Cap     Seeks capital appreciation.                 ClearBridge Advisors, LLC (formerly, CAM
    Portfolio - Class I                                                                North America, LLC)
  Legg Mason Partners Variable Global      Seeks total return consistent with the      Western Asset Management Company
    High Yield Bond Portfolio - Class I    preservation of capital.
  Legg Mason Partners Variable Investors   Seeks long-term growth of capital.          ClearBridge Advisors, LLC (formerly, CAM
    Portfolio - Class I                    Secondarily seeks current income.           North America, LLC)
  Legg Mason Partners Variable Total       Seeks above average income (compared to a   ClearBridge Advisors, LLC (formerly, CAM
    Return Portfolio - Class I             portfolio invested entirely in equities     North America, LLC) and Western Asset
                                           securities). Secondarily seeks growth of    Management Company
                                           capital and income.
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  II
  Legg Mason Partners Variable             Seeks long-term appreciation of capital.    ClearBridge Advisors, LLC (formerly, CAM
    Appreciation Portfolio                                                             North America, LLC)
  Legg Mason Partners Variable Equity      Seeks to provide investment results that,   Batterymarch Financial Management, Inc.
    Index Portfolio - Class II             before expenses, correspond to the price
                                           and yield performance of the S&P 500
                                           Index.
  Legg Mason Partners Variable             Seeks long-term capital growth. Current     ClearBridge Advisors, LLC (formerly, CAM
    Fundamental Value Portfolio            income is a secondary consideration.        North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  III, INC.
  Legg Mason Partners Variable Aggressive  Seeks long-term capital appreciation.       ClearBridge Advisors, LLC (formerly, CAM
    Growth Portfolio                                                                   North America, LLC)
  Legg Mason Partners Variable             Seeks total return on assets from growth    ClearBridge Advisors, LLC (formerly, CAM
    International All Cap Growth           of capital and income.                      North America, LLC)
    Portfolio
  Legg Mason Partners Variable Large Cap   Seeks long-term growth of capital with      ClearBridge Advisors, LLC (formerly, CAM
    Growth Portfolio                       current income as a secondary objective.    North America, LLC)
  Legg Mason Partners Variable Large Cap   Seeks long-term growth of capital with      ClearBridge Advisors, LLC (formerly, CAM
    Value Portfolio                        current income as a secondary objective.    North America, LLC)
  Legg Mason Partners Variable Mid Cap     Seeks long-term growth of capital.          ClearBridge Advisors, LLC (formerly, CAM
    Core Portfolio                                                                     North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V
  Legg Mason Partners Variable Small Cap   Seeks long-term capital growth.             ClearBridge Advisors, LLC (formerly, CAM
    Growth Opportunities Portfolio                                                     North America, LLC)
MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -     Seeks long-term capital growth.             Met Investors Advisory LLC
    Class A                                                                            Subadviser: BlackRock Advisors, LLC
  Lord Abbett Growth and Income            Seeks growth of capital and current         Met Investors Advisory LLC
    Portfolio - Class B                    income without excessive fluctuations in    Subadviser: Lord, Abbett & Co. LLC
                                           the market value.
  Met/AIM Capital Appreciation             Seeks capital appreciation.                 Met Investors Advisory LLC
    Portfolio - Class A                                                                Subadviser: AIM Capital Management, Inc.
  Pioneer Strategic Income Portfolio -     Seeks a high level of current income.       Met Investors Advisory LLC
    Class A                                                                            Subadviser: Pioneer Investment
                                                                                       Management, Inc.

               UNDERLYING                                 INVESTMENT                                  INVESTMENT
                  FUND                                     OBJECTIVE                              ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------------
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth Portfolio -  Seeks maximum capital appreciation.         MetLife Advisers, LLC
    Class D                                                                            Subadviser: BlackRock Advisors, Inc.
  BlackRock Bond Income Portfolio - Class  Seeks competitive total return primarily    MetLife Advisers, LLC
    A                                      from investing in fixed-income              Subadviser: BlackRock Advisors, Inc.
                                           securities.
  BlackRock Money Market Portfolio -       Seeks a high level of current income        MetLife Advisers, LLC
    Class A                                consistent with preservation of capital.    Subadviser: BlackRock Advisors, Inc.
  FI Large Cap Portfolio - Class A         Seeks long-term growth of capital.          MetLife Advisers, LLC
                                                                                       Subadviser: Fidelity Management &
                                                                                       Research Company
  FI Value Leaders Portfolio - Class D     Seeks long-term growth of capital.          MetLife Advisers, LLC
                                                                                       Subadviser: Fidelity Management &
                                                                                       Research Company
  MFS Total Return Portfolio - Class F     Seeks a favorable total return through      MetLife Advisers, LLC
                                           investment in a diversified portfolio.      Subadviser: Massachusetts Financial
                                                                                       Services Company
  T. Rowe Price Large Cap Growth           Seeks long-term growth of capital and,      MetLife Advisers, LLC
    Portfolio - Class B                    secondarily, dividend income.               Subadviser: T. Rowe Price Associates Inc.
  Western Asset Management High Yield      Seeks high current income.                  MetLife Advisers, LLC
    Bond Portfolio - Class A                                                           Subadviser: Western Asset Management
                                                                                       Company
PIMCO VARIABLE INSURANCE TRUST
  Total Return Portfolio - Administrative  Seeks maximum total return, consistent      Pacific Investment Management Company LLC
    Class                                  with preservation of capital and prudent
                                           investment management.
PUTNAM VARIABLE TRUST
  Putnam VT Discovery Growth Fund - Class  Seeks long-term growth of capital.          Putnam Investment Management, LLC
    IB+
  Putnam VT International Equity Fund -    Seeks capital appreciation.                 Putnam Investment Management, LLC
    Class IB
  Putnam VT Small Cap Value Fund - Class   Seeks capital appreciation.                 Putnam Investment Management, LLC
    IB
VAN KAMPEN LIFE INVESTMENT TRUST
  Comstock Portfolio Class II              Seeks capital growth and income through     Van Kampen Asset Management
                                           investments in equity securities,
                                           including common stocks, preferred stocks
                                           and securities convertible into common
                                           and preferred stocks.
  Strategic Growth Portfolio Class II      Seeks capital appreciation.                 Van Kampen Asset Management
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R) Portfolio - Service    Seeks long-term capital appreciation.       Fidelity Management & Research Company
    Class 2
  VIP Dynamic Capital Appreciation         Seeks capital appreciation.                 Fidelity Management & Research Company
    Portfolio - Service Class 2

---------------------

+  Closed to new investors.
* This closed variable funding option has been subject to a merger, substitution or name change. Please see the table below for more information.

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Some of the Investment Portfolios listed above were subject to a merger, substitution or name change. The chart below identifies the former name and new name for each of these Investment Portfolios.

UNDERLYING FUND NAME CHANGES

                        FORMER NAME                                                      NEW NAME
---------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS                                   AIM VARIABLE INSURANCE FUNDS
---------------------------------------------------------------------------------------------------------------------------
  AIM V.I. Balanced Fund                                         AIM V.I. Basic Balanced Fund
---------------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND                                   LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  Appreciation Portfolio                                         Legg Mason Partners Variable Appreciation Portfolio
  Equity Index Portfolio                                         Legg Mason Partners Variable Equity Index Portfolio
  Fundamental Value Portfolio                                    Legg Mason Partners Variable Fundamental Value Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.                LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  Legg Mason Partners Variable High Yield Bond Portfolio         Legg Mason Partners Variable Global High Yield Bond
                                                               Portfolio
MET INVESTORS SERIES TRUST                                     MET INVESTORS SERIES TRUST
  Mercury Large-Cap Core Portfolio                               BlackRock Large-Cap Core Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS I, INC.
  All Cap Fund                                                   Legg Mason Partners Variable All Cap Portfolio
  Investors Fund                                                 Legg Mason Partners Variable Investors Portfolio
  Total Return Fund                                              Legg Mason Partners Variable Total Return Portfolio
SMITH BARNEY INVESTMENT SERIES                                 LEGG MASON PARTNERS VARIABLE INVESTMENT SERIES
  SB Government Portfolio                                        Legg Mason Partners Variable Government Portfolio
  Smith Barney Dividend Strategy Portfolio                       Legg Mason Partners Variable Dividend Strategy Portfolio
  Smith Barney Growth and Income Portfolio                       Legg Mason Partners Variable Growth and Income Portfolio
  Smith Barney Premier Selections All Cap Growth Portfolio       Legg Mason Partners Variable Premier Selections
                                                                   All Cap Growth Portfolio
TRAVELERS SERIES FUND, INC.                                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Smith Barney Aggressive Growth Portfolio                       Legg Mason Partners Variable Aggressive Growth Portfolio
  Smith Barney International All Cap Growth Portfolio            Legg Mason Partners Variable International
                                                                   All Cap Growth Portfolio
  Smith Barney Large Cap Growth Portfolio                        Legg Mason Partners Variable Large Cap Growth Portfolio
  Smith Barney Large Cap Value Portfolio                         Legg Mason Partners Variable Large Cap Value Portfolio
  Smith Barney Mid Cap Core Portfolio                            Legg Mason Partners Variable Mid Cap Core Portfolio
VARIABLE ANNUITY PORTFOLIOS                                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS V
  Smith Barney Small Cap Growth Opportunities Portfolio          Legg Mason Partners Variable
                                                                   Small Cap Growth Opportunities Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST                               VAN KAMPEN LIFE INVESTMENT TRUST
---------------------------------------------------------------------------------------------------------------------------
  Emerging Growth Portfolio                                      Strategic Growth Portfolio
---------------------------------------------------------------------------------------------------------------------------

UNDERLYING FUND MERGERS/REORGANIZATIONS
The former Underlying Funds were merged with and into the new Underlying Funds.

                   FORMER UNDERLYING FUND                                          NEW UNDERLYING FUND
---------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS                                   AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Premier Equity Fund                                   AIM V.I. Core Equity Fund
THE TRAVELERS SERIES TRUST                                     MET INVESTORS SERIES TRUST
  AIM Capital Appreciation Portfolio                             MET/AIM Capital Appreciation Portfolio
  Mercury Large Cap Core Portfolio                               Mercury Large-Cap Core Portfolio
  Pioneer Strategic Income Portfolio                             Pioneer Strategic Income Portfolio
THE TRAVELERS SERIES TRUST                                     METROPOLITAN SERIES FUND, INC.
  Equity Income Portfolio                                        FI Value Leaders Portfolio
  Large Cap Portfolio                                            FI Large Cap Portfolio
  MFS Mid Cap Growth Portfolio                                   BlackRock Aggressive Growth Portfolio
  MFS Total Return Portfolio                                     MFS Total Return Portfolio
  Travelers Quality Bond Portfolio                               BlackRock Bond Income Portfolio
                                                               METROPOLITAN SERIES FUND, INC.
HIGH YIELD BOND TRUST                                            Western Asset Management High Yield Bond Portfolio
                                                               METROPOLITAN SERIES FUND, INC.
MONEY MARKET PORTFOLIO                                           BlackRock Money Market Portfolio

UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

                   FORMER UNDERLYING FUND                                          NEW UNDERLYING FUND
---------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.          MET INVESTORS SERIES TRUST
  AllianceBernstein Growth and Income Portfolio                  Lord Abbett Growth and Income Portfolio
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.          METROPOLITAN SERIES FUND, INC.
  AllianceBernstein Large Cap Growth Portfolio                   T. Rowe Price Large Cap Growth Portfolio

                               THE FIXED ACCOUNT
--------------------------------------------------------------------------------

We offer our Fixed Account as a funding option. Please see Appendix B for more information.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing and systematic withdrawal programs)

     -  administration of the annuity options available under the Contracts and

     -  the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and

     -  benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your sales agent and

     -  other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. The amount of any fee or charge is not impacted by an outstanding loan. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for seven years. We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE          WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)   any Purchase Payment to which no withdrawal charge applies then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)   any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - upon election of a lifetime annuity payout taken after the first Contract Year or

     - due to a minimum distribution under minimum distribution rules then in effect.

FREE WITHDRAWAL ALLOWANCE

You may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. (If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance, or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Note: Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge.) For the first Contract Year, the available amount is 15% of the initial Purchase Payment.

Beginning in the second Contract Year, the available free withdrawal amount is 15% of the Contract Value at the end of the previous Contract Year. We reserve the right not to permit free withdrawals on full surrenders.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual contract administrative charge and the administrative expense charge. We will deduct the annual contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will also prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds or

     (2)  after an annuity payout has begun or

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts we hold in the variable funding options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product, and are equal to 1.25% annually. We reserve the right to lower this charge at any time. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 7% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

 YEARS SINCE INITIAL PURCHASE PAYMENT MADE      WITHDRAWAL CHARGE
--------------------------------------------    -----------------
GREATER THAN OR EQUAL TO       BUT LESS THAN
    0 years                       3 years              7%
    3 years                       4 years              6%
    4 years                       5 years              5%
    5 years                       6 years              4%
    6 years                       7 years              3%
    7+ years                                           0%

Please refer to Payment Options for a description of this benefit.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds (i.e., the AllianceBernstein Global Technology Portfolio, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global High Yield Bond Portfolio, Legg Mason Partners Variable International All Cap Growth Portfolio, Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio, Pioneer Strategic Income Portfolio, Western Asset Management High Yield Bond Portfolio, Putnam VT International Equity Fund, and Putnam VT Small Cap Value Fund--the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to (1) enter into a written agreement with each Underlying Fund or its principal underwriter that will obligate us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Underlying Funds may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $100. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Program, the interest rate can accrue up to 6 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this Program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete Program enrollment instructions within 15 days of receipt of the initial Program Purchase Payment, the entire balance in the Program will be credited with the non-Program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payment we receive within the Program period selected to the current funding options over the remainder of that Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, outstanding loans, and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash

Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. There is no additional fee for electing systematic withdrawals. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

LOANS

Loans may be available under your Contract. If available, all loan provisions are described in your Contract or loan agreement.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, take a loan or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name Joint Owners (e.g.,
------------
spouses) in a Written Request before the Contract is in effect. Joint Owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint Owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by written request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A
---------------------
Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living;

     -  the death benefit will not be payable upon the Annuitant's death;

     -  the Contingent Annuitant becomes the Annuitant; and

     -  all other rights and benefits will continue in effect.

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives due proof of death and written payment instructions or election of spousal or beneficiary contract continuance ("Death Report Date").

We must be notified of the Annuitant's death no later than six months from the date of death in order to pay the death proceeds as described under "Death Proceeds Before the Maturity Date." If we are notified more than six months after the death, we will pay death proceeds equal to the Contract Value on the Death Report Date, less any applicable premium tax and outstanding loans.

DEATH PROCEEDS BEFORE THE MATURITY DATE

WHERE THE ANNUITANT WAS YOUNGER THAN AGE 68 ON THE CONTRACT DATE: The death benefit payable will be the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, previous withdrawals and outstanding loans:

     (1)  the Contract Value;

     (2)  the total Purchase Payments made under the Contract; or

     (3)  the Step-Up value (if any, as described below).

WHERE THE ANNUITANT WAS BETWEEN THE AGES OF 68 THROUGH 75 ON THE CONTRACT DATE:The death benefit payable will be the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, previous withdrawals and outstanding loans:

     (1)  the Contract Value;

     (2)  the total Purchase Payments made under the Contract; or

     (3) the Step-Up value (as described below) associated with the seventh Contract Date anniversary.

WHERE THE ANNUITANT WAS AGE 76 OR OLDER ON THE CONTRACT DATE: The death benefit payable will be the Contract Value on the Death Report Date, less any applicable premium tax, previous withdrawals and any outstanding loans.

STEP-UP VALUE. We will establish the Step-Up value on the seventh Contract Date anniversary. The Step-Up Value will equal the Contract Value on that anniversary. For Contracts where the Annuitant was younger than 68 on the Contract Date, we will recalculate the Step-Up value on each anniversary until the Annuitant's 76th birthday. If the Contract Value on the anniversary is greater than the Step-Up value, the Step-Up value will be reset to equal the Contract Value on that date. If the Step-Up value is greater than the Contract Value, the Step-Up value remains unchanged. The Step-Up value will not be reduced on these anniversary recalculations, unless surrenders are made on that day. For all Contracts, each time a Purchase Payment is made we will increase the Step-Up value by the amount of the payment and, when a withdrawal is taken, we will reduce the Step-Up value by a partial surrender reduction (as described below).

The partial surrender reduction equals:

     (1) the Step-Up value immediately before the reduction for the withdrawal, multiplied by

     (2)  the amount of the withdrawal divided by

     (3)  the Contract Value immediately before the withdrawal.

For example, assume your current Contract Value is $55,000. If your current Step-Up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up value as follows:

     50,000 x (10,000/55,000) = $9,090

Your new Step-Up value would be 50,000-9,090, or $40,900.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up value as follows:

     50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump-sum, or be applied to one of the settlement options available under the Contract.

                            NON-QUALIFIED CONTRACTS

---------------------------------------------------------------------------------------------------------
                                                                                              MANDATORY
 BEFORE THE MATURITY DATE,      THE COMPANY WILL PAY THE                                    PAYOUT RULES
   UPON THE DEATH OF THE              PROCEEDS TO                     UNLESS...                APPLY*
---------------------------------------------------------------------------------------------------------
 OWNER (WHO IS NOT THE        The beneficiary (ies), or if   Unless, the beneficiary             Yes
 ANNUITANT) (WITH JOINT       none, to the Contract          elects to continue the
 OWNER)                       Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 OWNER (WHO IS THE            The beneficiary (ies), or if   Unless, the beneficiary             Yes
 ANNUITANT) (WITH NO JOINT    none, to the Contract          elects to continue the
 OWNER)                       Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 NON-SPOUSAL JOINT OWNER      The surviving Joint Owner.                                         Yes
 (WHO IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------
 NON-SPOUSAL JOINT OWNER      The beneficiary (ies), or if   Unless the beneficiary              Yes
 (WHO IS THE ANNUITANT)       none, to the surviving Joint   elects to continue the
                              Owner.                         Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 SPOUSAL JOINT OWNER (WHO IS  The surviving Joint Owner.     Unless the spouse elects to         Yes
 NOT THE ANNUITANT)                                          continue the Contract rather
                                                             than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------
 SPOUSAL JOINT OWNER (WHO IS  The beneficiary (ies), or if   Unless the spouse elects to         Yes
 THE ANNUITANT)               none, to the surviving Joint   continue the Contract rather
                              Owner.                         than receive the
                                                             distribution.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the company to pay
                                                             the beneficiary, who may
                                                             elect to continue the
                                                             Contract.
---------------------------------------------------------------------------------------------------------
 ANNUITANT (WHO IS NOT THE    The beneficiary (ies), or if   Unless, where there is no           Yes
 CONTRACT OWNER)              none, to the Contract Owner.   Contingent Annuitant, the
                              If the Contract Owner is not   beneficiary elects to
                              living, then to the            continue the Contract rather
                              surviving Joint Owner. If      than receive the
                              none, then to the Contract     distribution.
                              Owner's estate.
                                                             Or unless, there is a
                                                             Contingent Annuitant. Then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             Owner.
---------------------------------------------------------------------------------------------------------

                              QUALIFIED CONTRACTS

---------------------------------------------------------------------------------------------------------
                                                                                              MANDATORY
 BEFORE THE MATURITY DATE,      THE COMPANY WILL PAY THE                                    PAYOUT RULES
   UPON THE DEATH OF THE              PROCEEDS TO                     UNLESS...                APPLY*
---------------------------------------------------------------------------------------------------------
 ANNUITANT (WHO IS THE        See death of "owner who is                                         Yes
 CONTRACT OWNER)              the Annuitant" above.
---------------------------------------------------------------------------------------------------------
 OWNER/ANNUITANT              The beneficiary (ies), or if   Unless the beneficiary              Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------
 BENEFICIARY                  No death proceeds are                                              N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------
 CONTINGENT BENEFICIARY       No death proceeds are                                              N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------

---------------------

* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER): Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES):
If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump-sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract as a Contract Owner, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -  transfer ownership

     -  make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. All other fees and charges applicable to the original Contract will also apply to the continued Contract. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments (Annuity Payments). You can choose the month and the year in which those payments begin (Maturity Date). You can also choose among income payouts (annuity or income options) or elect a lump-sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity or income payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor. Income options are for a fixed period or amount. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first contract anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday or ten years after the effective date of the Contract, if later.

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the Accumulation Period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See Transfers.)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding option by the corresponding accumulation unit value as of 14 days before the date Annuity Payments begin. We use an annuity unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the cash surrender value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the contract tables (or, if they would produce a larger payment, the tables then in effect on the Maturity Date) by the number of thousands of dollars of Contract Value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor of 3.0%. We call this your Net Investment Rate. Your Net Investment Rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity or income option selection any time up to the Maturity Date. Once Annuity or income Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly annuity or income payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See Annuity Options.)

The minimum amount that can be placed under an annuity or income option will be $1,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the cash surrender value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Other Annuity Options. The Company will make any other arrangements for Annuity Payments as may be mutually agreed upon.

INCOME OPTIONS

Instead of one of the annuity options described above, and subject to the conditions described under "Election of Options," all or part of the Contract's Cash Surrender Value (or, if required by state law, Contract Value) may be paid under one or more of the following income options, provided that they are consistent with federal tax law qualification requirements. Payments under the income options may be elected on a monthly, quarterly, semiannual or annual basis:

Option 1 -- Payments of a Fixed Amount. We will make equal payments of the amount elected until the Cash Surrender Value applied under this option has been exhausted. We will pay the first payment and all later payments from each funding option or the Fixed Account in proportion to the Cash Surrender Value attributable to each funding option and/or Fixed Account. The final payment will include any amount insufficient to make another full payment.

Option 2 -- Payments for a Fixed Period without Life Contingency. We will make payments for the period selected. The amount of each payment will be equal to the remaining Cash Surrender Value applied under this option divided by the number of remaining payments.

Option 3 -- Other Income Options. We will make any other arrangements for income options as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the variable annuity option "Payments for a Fixed Period without Life Contingency".

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the

Assumed (Daily) Net Investment Factor used to calculate the annuity payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any contract charges and premium taxes you paid (but not any fees and charges the underlying fund assessed) within twenty days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a written request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $1,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay the Contract Value.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. Payments from the Fixed Account may be delayed up to 6 months.

                             THE SEPARATE ACCOUNTS
--------------------------------------------------------------------------------

Metropolitan Life Insurance Company sponsors the Metropolitan Life Variable Annuity Separate Account I (the "Separate Account"). The Separate Account was established by First Citicorp as a separate investment account on July 6, 1994, under the laws of New York. The Separate Account became a separate account of

MetLife, subject to New York law, pursuant to the merger of First Citicorp with and into MetLife. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a "separate account" under federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or the Company by the SEC. The Separate Account may be used to support other variable insurance contracts we issue.

We hold the assets of Metropolitan Life Variable Annuity Separate Account I for the exclusive and separate benefit of the owners of the Separate Account, according to the laws of New York. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. We have the right to transfer to the General Account any assets of the Separate Account that are in excess of reserves and other contract liabilities. Excess assets may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Moreover, the charges that are deducted include only those that have already been earned and not those due a future date or those contingent upon future events. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts, and in some instances, to certain retirement plans.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity Separate Accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Fund Option. In those cases, we can create "hypothetical historical performance" of a Variable Fund Option. These figures show the performance that the Variable Fund Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, Qualified or Non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%).

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

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TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

HURRICANE RELIEF

LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma, whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your tax advisor to determine if hurricane relief is available to your particular situation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH:

Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death or minimum distributions may be

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taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Earnings Preservation Benefit, as well as all living benefits such as GMIB and GMWB) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS:

While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $42,000 or 100% of pay for each participant in 2005 ($44,000 for 2006).

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other

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IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified.

As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -  A non-taxable return of your Purchase Payment; and

     -  A taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified annuity contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payment equals your Purchase Payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution will generally be taxed as first coming from earnings, (income in the Contract), and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.)

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Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a guaranteed minimum withdrawal benefit. Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a guaranteed minimum withdrawal benefit.

PARTIAL ANNUITIZATION (IF AVAILABLE UNDER YOUR CONTRACT): At the present time, the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is converted to income payments. Currently, we will treat the application of less than your entire Contract Value under a non-qualified annuity as a pay-out option (i.e., taking Annuity Payments) as a taxable withdrawal for federal income tax purposes, which may also be subject to the 10% penalty tax if you are under age 59 1/2. We will treat the remaining amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under the rules for variable income annuities. Consult your tax adviser prior to partially annuitizing your Contract.

We will determine such excludible amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e., by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludible amount is different from our computation.

The tax law treats all non-qualified annuity contracts issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Contract to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity Contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for Federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to

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allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

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                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

METROPOLITAN LIFE INSURANCE COMPANY is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, an indirect wholly-owned subsidiary of MetLife, Inc., merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of MetLife, and each Owner thereof has become a contract holder of MetLife.

FINANCIAL STATEMENTS

The financial statements for the Company and the Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contract to new purchasers, but it continues to accept Purchase Payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

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

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.5% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.5% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. ("CIS"), the only broker-dealer firm that is authorized by the Company and MLIDC to offer the Contracts. CIS is a subsidiary of Citibank, N.A. Registered representatives of CIS, who are properly licensed and appointed, may offer the Contract to customers. See the Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT for a list of the broker-dealer firms that received such compensation during 2005, as well as the range of additional compensation paid.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A
                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
                     ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information.

                      SEPARATE ACCOUNT CHARGES 1.40% (CE)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  High Yield Bond Trust (7/99)                         2005       1.499           1.498            526,852
                                                       2004       1.398           1.499            580,581
                                                       2003       1.098           1.398            663,301
                                                       2002       1.064           1.098            701,831
                                                       2001       0.985           1.064            933,279
                                                       2000       0.990           0.985            797,443
                                                       1999       1.000           0.990            229,711
  Money Market Portfolio (7/99)                        2005       1.083           1.099            813,491
                                                       2004       1.087           1.083          1,069,782
                                                       2003       1.094           1.087          1,573,792
                                                       2002       1.094           1.094          3,006,951
                                                       2001       1.070           1.094          3,340,414
                                                       2000       1.020           1.070          1,806,081
                                                       1999       1.000           1.020            325,542
AIM Variable Insurance Funds
  AIM V.I. Basic Balanced Fund - Series I (10/01)      2005       0.914           0.949             17,060
                                                       2004       0.862           0.914             14,658
                                                       2003       0.752           0.862              8,661
                                                       2002       0.920           0.752              7,557
                                                       2001       1.000           0.920              3,806
  AIM V.I. Premier Equity Fund - Series I (5/00)       2005       0.618           0.644          2,219,154
                                                       2004       0.592           0.618          2,838,694
                                                       2003       0.480           0.592          3,280,257
                                                       2002       0.698           0.480          3,830,466
                                                       2001       0.810           0.698          5,229,207
                                                       2000       1.000           0.810          5,190,175
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Global Technology Portfolio -
     Class B (5/00)                                    2005       0.402           0.411          2,420,708
                                                       2004       0.388           0.402          2,929,209
                                                       2003       0.274           0.388          3,137,903
                                                       2002       0.477           0.274          3,553,041
                                                       2001       0.649           0.477          4,367,933
                                                       2000       1.000           0.649          4,555,999

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  AllianceBernstein Growth and Income Portfolio -
     Class B (7/01)                                    2005       1.024           1.056            178,880
                                                       2004       0.933           1.024            160,700
                                                       2003       0.716           0.933             99,615
                                                       2002       0.934           0.716             91,434
                                                       2001       1.000           0.934              7,817
  AllianceBernstein Large-Cap Growth Portfolio -
     Class B (12/01)                                   2005       0.770           0.872            166,898
                                                       2004       0.721           0.770              7,327
                                                       2003       0.593           0.721              7,327
                                                       2002       0.869           0.593              7,327
                                                       2001       1.000           0.869              2,426
Franklin Templeton Variable Insurance Products Trust
  Franklin Small-Mid Cap Growth Securities Fund -
     Class 2 Shares (6/99)                             2005       1.156           1.195          1,376,644
                                                       2004       1.052           1.156          1,678,015
                                                       2003       0.777           1.052          1,804,874
                                                       2002       1.105           0.777          2,006,594
                                                       2001       1.323           1.105          2,355,368
                                                       2000       1.606           1.323          2,559,721
                                                       1999       1.000           1.606            610,331
  Templeton Foreign Securities Fund -
     Class 2 Shares (6/99)                             2005       1.128           1.225          3,336,657
                                                       2004       0.965           1.128          3,463,450
                                                       2003       0.740           0.965          3,584,444
                                                       2002       0.921           0.740          4,191,795
                                                       2001       1.113           0.921          5,705,291
                                                       2000       1.155           1.113          6,380,305
                                                       1999       1.000           1.155          1,695,047
Greenwich Street Series Fund
  Appreciation Portfolio (4/01)                        2005       1.065           1.095            973,513
                                                       2004       0.992           1.065            967,993
                                                       2003       0.808           0.992            855,682
                                                       2002       0.993           0.808            782,627
                                                       2001       1.000           0.993            611,988
  Equity Index Portfolio - Class II Shares (9/99)      2005       2.889           2.969          1,169,132
                                                       2004       2.657           2.889          1,512,016
                                                       2003       2.109           2.657          1,674,934
                                                       2002       2.756           2.109          1,942,355
                                                       2001       3.189           2.756          2,369,636
                                                       2000       3.566           3.189          2,314,812
                                                       1999       1.000           3.566            653,332

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Fundamental Value Portfolio (5/01)                   2005       1.049           1.084            792,624
                                                       2004       0.983           1.049            793,655
                                                       2003       0.719           0.983            607,296
                                                       2002       0.927           0.719            371,930
                                                       2001       1.000           0.927            287,160
PIMCO Variable Insurance Trust
  Total Return Portfolio - Administrative Class
     (5/01)                                            2005       1.216           1.228          1,368,415
                                                       2004       1.175           1.216          1,417,386
                                                       2003       1.135           1.175          1,353,478
                                                       2002       1.055           1.135          1,297,327
                                                       2001       1.000           1.055            102,543
Putnam Variable Trust
  Putnam VT Discovery Growth Fund -
     Class IB Shares (4/01)                            2005       0.787           0.832                 --
                                                       2004       0.742           0.787                 --
                                                       2003       0.570           0.742                 --
                                                       2002       0.821           0.570                 --
                                                       2001       1.000           0.821                 --
  Putnam VT International Equity Fund -
     Class IB Shares (3/02)                            2005       1.018           1.126             69,189
                                                       2004       0.888           1.018             40,053
                                                       2003       0.701           0.888             34,786
                                                       2002       0.863           0.701             31,770
                                                       2001       1.000           0.863                 --
  Putnam VT Small Cap Value Fund -
     Class IB Shares (5/01)                            2005       1.630           1.721            141,956
                                                       2004       1.310           1.630            112,965
                                                       2003       0.888           1.310            105,996
                                                       2002       1.101           0.888             98,107
                                                       2001       1.000           1.101             26,300
Salomon Brothers Variable Series Funds Inc.
  All Cap Fund - Class I (6/99)                        2005       1.408           1.444          6,123,647
                                                       2004       1.318           1.408          7,136,970
                                                       2003       0.961           1.318          7,582,500
                                                       2002       1.301           0.961          8,704,358
                                                       2001       1.295           1.301         10,639,024
                                                       2000       1.110           1.295         10,999,748
                                                       1999       1.000           1.110          5,371,395

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  High Yield Bond Fund - Class I (6/99)                2005       1.489           1.525            781,828
                                                       2004       1.360           1.489            949,597
                                                       2003       1.110           1.360            986,566
                                                       2002       1.049           1.110          1,221,088
                                                       2001       1.012           1.049          1,403,990
                                                       2000       1.026           1.012          1,439,268
                                                       1999       1.000           1.026            720,018
  Investors Fund - Class I (6/99)                      2005       1.173           1.233          5,430,497
                                                       2004       1.078           1.173          6,400,192
                                                       2003       0.826           1.078          6,761,800
                                                       2002       1.089           0.826          7,617,928
                                                       2001       1.152           1.089          9,331,074
                                                       2000       1.014           1.152         10,218,846
                                                       1999       1.000           1.014          5,822,883
  Total Return Fund - Class I (6/99)                   2005       1.144           1.165          1,833,335
                                                       2004       1.067           1.144          2,226,980
                                                       2003       0.933           1.067          2,485,696
                                                       2002       1.016           0.933          2,825,528
                                                       2001       1.039           1.016          3,546,592
                                                       2000       0.976           1.039          4,159,513
                                                       1999       1.000           0.976          2,312,186
Smith Barney Investment Series
  SB Government Portfolio - Class A (10/99)            2005       1.246           1.247            784,847
                                                       2004       1.226           1.246            902,486
                                                       2003       1.234           1.226            989,320
                                                       2002       1.160           1.234          1,239,662
                                                       2001       1.111           1.160          1,413,099
                                                       2000       0.988           1.111          1,057,208
                                                       1999       1.000           0.988            118,579
  Smith Barney Dividend Strategy Portfolio (9/99)      2005       0.844           0.830          1,555,928
                                                       2004       0.828           0.844          2,050,824
                                                       2003       0.680           0.828          2,203,344
                                                       2002       0.932           0.680          2,554,011
                                                       2001       1.105           0.932          3,095,027
                                                       2000       1.182           1.105          3,398,851
                                                       1999       1.000           1.182          1,085,790
  Smith Barney Growth and Income Portfolio (9/99)      2005       0.918           0.940            878,640
                                                       2004       0.860           0.918            982,573
                                                       2003       0.670           0.860          1,090,231
                                                       2002       0.873           0.670          1,228,726
                                                       2001       0.992           0.873          1,719,868
                                                       2000       1.082           0.992          1,668,141
                                                       1999       1.000           1.082            481,693

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Smith Barney Premier Selections All Cap Growth
     Portfolio (9/99)                                  2005       1.135           1.190          1,000,880
                                                       2004       1.119           1.135          1,160,073
                                                       2003       0.845           1.119          1,223,936
                                                       2002       1.171           0.845          1,443,689
                                                       2001       1.383           1.171          1,757,255
                                                       2000       1.190           1.383          1,737,712
                                                       1999       1.000           1.190            395,923
  The Travelers Series Trust AIM Capital Appreciation
     Portfolio (6/99)                                  2005       0.931           0.998          5,067,274
                                                       2004       0.886           0.931          6,451,430
                                                       2003       0.695           0.886          7,049,926
                                                       2002       0.926           0.695          8,003,784
                                                       2001       1.232           0.926         10,399,299
                                                       2000       1.394           1.232         11,053,797
                                                       1999       1.000           1.394          3,443,559
  Equity Income Portfolio (5/00)                       2005       1.193           1.229            990,418
                                                       2004       1.101           1.193          1,046,834
                                                       2003       0.851           1.101            863,508
                                                       2002       1.003           0.851            793,721
                                                       2001       1.089           1.003          1,019,162
                                                       2000       1.000           1.089            865,435
  Large Cap Portfolio (6/99)                           2005       0.828           0.888          8,495,201
                                                       2004       0.788           0.828         10,191,545
                                                       2003       0.641           0.788         11,401,876
                                                       2002       0.842           0.641         12,856,211
                                                       2001       1.033           0.842         15,963,286
                                                       2000       1.225           1.033         18,080,222
                                                       1999       1.000           1.225          8,172,389
  Mercury Large Cap Core Portfolio (6/99)              2005       0.866           0.956          2,751,000
                                                       2004       0.757           0.866          3,483,457
                                                       2003       0.634           0.757          4,020,096
                                                       2002       0.859           0.634          4,534,604
                                                       2001       1.123           0.859          5,463,759
                                                       2000       1.206           1.123          6,108,726
                                                       1999       1.000           1.206          3,145,553
  MFS Emerging Growth Portfolio (5/00)                 2005       0.468           0.454                 --
                                                       2004       0.421           0.468          2,055,005
                                                       2003       0.330           0.421          2,227,491
                                                       2002       0.510           0.330          2,716,700
                                                       2001       0.810           0.510          3,004,546
                                                       2000       1.000           0.810          3,090,800

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  MFS Mid Cap Growth Portfolio (6/99)                  2005       0.978           0.994          3,878,789
                                                       2004       0.869           0.978          3,871,946
                                                       2003       0.643           0.869          4,177,838
                                                       2002       1.275           0.643          4,610,050
                                                       2001       1.694           1.275          5,758,372
                                                       2000       1.570           1.694          6,070,239
                                                       1999       1.000           1.570          1,542,218
  MFS Total Return Portfolio (6/99)                    2005       1.321           1.341          5,190,799
                                                       2004       1.202           1.321          5,772,962
                                                       2003       1.046           1.202          5,800,484
                                                       2002       1.119           1.046          6,556,444
                                                       2001       1.135           1.119          7,478,380
                                                       2000       0.987           1.135          7,961,933
                                                       1999       1.000           0.987          4,154,043
  Pioneer Strategic Income Portfolio (6/99)            2005       1.370           1.401            769,895
                                                       2004       1.253           1.370            856,083
                                                       2003       1.063           1.253            933,064
                                                       2002       1.018           1.063          1,195,441
                                                       2001       0.990           1.018          1,343,207
                                                       2000       1.008           0.990          1,406,014
                                                       1999       1.000           1.008            976,461
  Travelers Quality Bond Portfolio (6/99)              2005       1.257           1.260          2,927,077
                                                       2004       1.234           1.257          3,521,075
                                                       2003       1.170           1.234          4,244,612
                                                       2002       1.122           1.170          4,551,803
                                                       2001       1.062           1.122          4,803,284
                                                       2000       1.006           1.062          3,868,936
                                                       1999       1.000           1.006          1,879,153
Travelers Series Fund Inc.
  Smith Barney Aggressive Growth Portfolio (5/01)      2005       0.996           1.096          1,374,589
                                                       2004       0.918           0.996          1,428,547
                                                       2003       0.692           0.918          1,258,492
                                                       2002       1.042           0.692          1,107,937
                                                       2001       1.000           1.042            594,585
  Smith Barney International All Cap Growth
     Portfolio (1/00)                                  2005       0.845           0.931             55,292
                                                       2004       0.727           0.845             39,465
                                                       2003       0.578           0.727             32,427
                                                       2002       0.789           0.578                 --
                                                       2001       1.000           0.789                 --

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Smith Barney Large Cap Value Portfolio (11/01)       2005       0.926           0.972            173,483
                                                       2004       0.849           0.926            115,685
                                                       2003       0.674           0.849            100,041
                                                       2002       0.917           0.674             83,625
                                                       2001       1.000           0.917             79,903
  Smith Barney Large Capitalization Growth
     Portfolio (6/02)                                  2005       0.986           1.023            192,079
                                                       2004       0.996           0.986            156,206
                                                       2003       0.684           0.996            126,606
                                                       2002       0.923           0.684             21,357
                                                       2001       1.000           0.923                 --
  Smith Barney Mid Cap Core Portfolio (5/01)           2005       1.050           1.121            370,002
                                                       2004       0.964           1.050            310,848
                                                       2003       0.754           0.964            331,586
                                                       2002       0.945           0.754            371,898
                                                       2001       1.000           0.945             87,535
Van Kampen Life Investment Trust
  Comstock Portfolio - Class II Shares (5/01)          2005       1.094           1.123            374,371
                                                       2004       0.944           1.094            266,224
                                                       2003       0.732           0.944            268,726
                                                       2002       0.922           0.732            212,379
                                                       2001       1.000           0.922             31,711
  Emerging Growth Portfolio - Class II Shares (3/02)   2005       0.720           0.764             73,924
                                                       2004       0.684           0.720             18,511
                                                       2003       0.546           0.684             18,511
                                                       2002       0.822           0.546             13,851
                                                       2001       1.000           0.822                 --
Variable Annuity Portfolios
  Smith Barney Small Cap Growth Opportunities
     Portfolio (6/99)                                  2005       1.504           1.556            866,087
                                                       2004       1.320           1.504          1,007,273
                                                       2003       0.943           1.320          1,075,068
                                                       2002       1.286           0.943          1,271,611
                                                       2001       1.556           1.286          1,687,182
                                                       2000       1.448           1.556            523,976
                                                       1999       1.000           1.448            114,352
Variable Insurance Products Fund
  Contrafund(R) Portfolio - Service Class 2 (5/00)     2005       1.033           1.188          1,950,805
                                                       2004       0.910           1.033          1,642,990
                                                       2003       0.720           0.910          1,546,685
                                                       2002       0.807           0.720          1,504,764
                                                       2001       0.935           0.807          1,714,241
                                                       2000       1.000           0.935          1,779,892

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                              BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                      YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------  ----   -------------   -------------   ---------------
  Dynamic Capital Appreciation Portfolio - Service
     Class 2 (1/00)                                    2005       0.969           1.154             30,088
                                                       2004       0.971           0.969             20,062
                                                       2003       0.788           0.971              8,146
                                                       2002       0.864           0.788                 --
                                                       2001       1.000           0.864                 --

                                     NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units Outstanding at End of Year" may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Technology Portfolio - Class B changed its name to AllianceBernstein Global Technology Portfolio - Class B.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large-Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Travelers Series Trust: MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Products Series Fund Inc: AllianceBerstein Growth and Income Portfolio - Class B and is no longer available as a funding option.

Putnam Variable Trust: Putnam VT Discovery Growth Fund - Class IB Share is no longer available to new contract owners.

Smith Barney Investment Series: SB Government Portfolio - Class A Shares is no longer available to new contract owners.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX B
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the separate accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. The general account and any interest therein is not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of 3% per year in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to variable funding options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the Variable Funding Option may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                       B-1
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                                   APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to Metropolitan Life Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

                      The Insurance Company
                      Distribution and Principal Underwriting Agreement Valuation of Assets
                      Adding, Deleting, or Submitting Investment Portfolios Calculation of Money Market Yield
                      Federal Tax Considerations
                      Independent Registered Public Accounting Firm
                      Other Information
                      Financial Statements
--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated October 20, 2006 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to Metropolitan Life Insurance Company, Administrative Office, P.O. Box 990014, Hartford, CT 06199-0014. The Statement of Additional Information is printed on Book 23B SAI.

Name:
------------------------------------------------------------

Address:
------------------------------------------------------------

        --------------------------------------------------------------------

                                       C-1
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Book 23B                                                        October 20, 2006

                       FLEXIBLE PREMIUM VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                                OCTOBER 20, 2006

                                      FOR

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY

                                200 PARK AVENUE

                            NEW YORK, NEW YORK 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. BOX 990014
                            HARTFORD, CT 06199-0014
                                 (800) 497-4857

THIS STATEMENT OF ADDITIONAL INFORMATION ("SAI") IS NOT A PROSPECTUS BUT RELATES TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE CONTRACT PROSPECTUS DATED OCTOBER 20, 2006. A COPY OF THE PROSPECTUS MAY BE OBTAINED BY WRITING TO METROPOLITAN LIFE INSURANCE COMPANY ("we", "MetLife", "our" and "us"), CUSTOMER SERVICE, P.O. BOX 990014, HARTFORD, CT 06199-0014] OR BY CALLING (800) 497-4857.
Effective October 20, 2006, Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company.

This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectuses for the Contract and the investment portfolios. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the prospectus by writing or calling us at our address or phone number shown above.

                               TABLE OF CONTENTS

THE INSURANCE COMPANY.......................................    2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...........    2
VALUATION OF ASSETS.........................................    3
ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS.....    4
CALCULATION OF MONEY MARKET YIELD...........................    4
FEDERAL TAX CONSIDERATIONS..................................    5
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............    9
OTHER INFORMATION...........................................    9
FINANCIAL STATEMENTS........................................  F-1

                             THE INSURANCE COMPANY

Metropolitan Life Insurance Company is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, an indirect wholly-owned subsidiary of MetLife, Inc., merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a Separate Account of MetLife, and each Owner thereof has become a contract holder of MetLife.

STATE REGULATION. The Company is subject to regulation by the Superintendent of Insurance for the state of New York, New York. An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of New York laws. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

It is conceivable that in the future it may be disadvantageous for both variable annuity and variable life insurance separate accounts, or for variable separate accounts of different insurance companies, to invest simultaneously in the same portfolios (called "mixed" and "shared" funding). Currently neither the insurance companies nor the portfolios foresee any such disadvantages to the companies or to variable Contract Owners. Each portfolio's board of trustees, directors or managers intends to monitor events in order to identify any material conflicts between such policy owners and to determine what action, if any, should be taken in response thereto.

               DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Distribution of Variable Annuity Contracts"). Additional information is provided below.

Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC ("MLIDLLC"), which merged with and into MLIDC on that date.

Applications for the Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell our variable annuity contracts and who are also licensed representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 and having written sales agreements with the principal underwriter to sell the Contract.

MLIDC is affiliated with Metropolitan Life Insurance Company and the Separate Account.

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDLLC (MLIDC's predecessor) over the past three years.

                        MLIDLLC Underwriting Commissions

--------------------------------------------------------------------------------------------------------
                                  UNDERWRITING COMMISSIONS PAID TO   AMOUNT OF UNDERWRITING COMMISSIONS
YEAR                                   MLIDLLC BY THE COMPANY                RETAINED BY MLIDLLC
--------------------------------------------------------------------------------------------------------
 2005                                         $173,235                               $0
--------------------------------------------------------------------------------------------------------
 2004                                         $245,571                               $0
--------------------------------------------------------------------------------------------------------
 2003                                         $473,494                               $0
--------------------------------------------------------------------------------------------------------

The Company and MLIDC have also entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. (Citicorp Investment). These arrangements are sometimes called "shelf space" arrangements. Under this arrangement, the Company and MLIDC pay separate, additional compensation to Citicorp Investment for services Citicorp Investment provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of Citicorp Investment, the hiring and training of Citicorp Investment's sales personnel, the sponsoring of conferences and seminars by Citicorp Investment, or general marketing services performed by Citicorp Investment. Citicorp Investment may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the Citicorp Investment and its registered representatives to favor the Company's products. The amount of total compensation (additional compensation non-commission amounts and commissions) paid to Citicorp Investment during 2005 was $0.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                              VALUATION OF ASSETS

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);

     (b) = any deduction for applicable taxes (presently zero); and

     (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each funding option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each funding option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the annuity unit on the immediately preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

            ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in or purchased by the Separate Account. If the shares of a portfolio are no longer available for investment, or if, in our judgment, further investments in any portfolio become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares attributable to a Contract's interest in a subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act and other applicable law.

We also reserve the right to establish additional subaccounts of the Separate Account, each of which would invest in shares of a new corresponding portfolio having a specified investment objective. We may, in our sole discretion, establish new subaccounts or eliminate or combine one or more subaccounts if marketing needs, tax considerations or investment or other conditions warrant. Any new subaccounts may be made available to existing Contract Owners on a basis to be determined by us. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more subaccounts may be transferred to any other subaccount if, in our sole discretion, marketing, tax, investment or other conditions warrant.

In the event of any such substitution or change, we may (by appropriate endorsements, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners or Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act; it may be deregistered under that Act if registration is no longer required; it may be combined with other separate accounts, or its assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting privileges of Owners or other persons who have such privileges under the Contracts.

                       CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        EffectiveYield = ((BaseReturn + 1) to the power of (365/7)) -- 1
Where:

BaseReturn = (AUVChange -- ContractChargeAdjustment)/PriorAUV.
AUVChange = CurrentAUV -- PriorAUV.
ContractChargeAdjustment = AverageAUV * Period Charge.
AverageAUV = (CurrentAUV + PriorAUV)/2.
PeriodCharge = AnnualContractFee * (7/365).
PriorAUV = Unit value as of 7 days prior.
CurrentAUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

BaseReturn = AUVChange/PriorAUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT

To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability.

This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.  OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3.  PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Metropolitan Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) as of December 31, 2005 and for the period in the year then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

The statement of changes in net assets of Metropolitan Life Variable Annuity Separate Account I (formerly "First Citicorp Life Variable Annuity Separate Account") for the year ended December 31, 2004 and financial highlights for each of the years in the four year period then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                       FLEXIBLE PREMIUM VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                      INDIVIDUAL VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. BOX 990014
                            HARTFORD, CT 06199-0014
                                 (800) 497-4857

Book 23B SAI                                                    October 20, 2006

PART C

                                OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

     The financial statements of the Registrant, and the Report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Supplement to the Statement of Additional Information. The financial statements of the Registrant include (to be filed by amendment):

     1.   Statement of Assets and Liabilities as of December 31, 2008.

     2.   Statement of Operations for the year ended December 31, 2008.

     3. Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

     4.   Notes to Financial Statements.

     5.   Statement of Investments as of December 31, 2008.

     The financial statements and schedules of Metropolitan Life Insurance Company and the report of Independent Registered Public Accounting Firm, are contained in the Supplement to the Statement of Additional Information. The financial statements of Metropolitan Life Insurance Company include (to be filed by amendment):

     1.   Consolidated Balance Sheets as of December 31, 2008 and 2007.

     2. Consolidated Statements of Income for the years ended December 31, 2008, 2007, and 2006.

     3. Consolidated Statement of Stockholders Equity for the years ended December 31, 2008, 2007, and 2006.

     4. Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

     5.   Notes to Consolidated Financial Statements.

(b) Exhibits

           1. (a) Certified resolution of the Board of Directors of First Citicorp Life Insurance Company establishing First Citicorp Life Variable Annuity Separate Account. (1)

               (b) Certified Resolution adopted by the Board of Directors of Metropolitan Life Insurance Company authorizing the merger of First Citicorp Life Insurance Company and Citicorp Life Insurance Company with and into the Company and effecting the establishment of Metropolitan Life Variable Annuity Separate Account I and Metropolitan Life Variable Annuity Separate Account II. (7)

           2.       Not applicable.

           3. (a) Principal Underwriting Agreement between Metropolitan Life Insurance Company and MetLife Investors Distribution Company effective May 1, 2007.(9)

               (b) MetLife Investors Distribution Company Sales Agreement (Enterprise Selling Agreement 6-08). (to be filed by amendment)

           4.  (a)  Contract Form. (2)

               (b)  Individual Retirement Annuity Endorsement. (2)

               (c)  403(b) Tax Sheltered Annuity Endorsement. (2)

               (d) Annuity Contract Endorsement: Amendment of Annuity Income Option Tables. (2)

               (e) Variable Annuity Endorsement: Amendment of Contract Provisions. (3)

               (f)  Roth Individual Retirement Annuity Endorsement. (3)

               (g)  Merger Endorsement. (7)

           5.       Contract Application. (2)

           6. (a) Amended and Restated Charter & By-Laws of Metropolitan Life Insurance Company. (4)

               (b) Amended and Restated By-Laws of Metropolitan Life Insurance Company. (5)

           7.       None.

           8. (a) Amended and Restated Participation Agreement among Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V, Fidelity Distributors Corporation and Metropolitan Life Insurance Company effective April 28, 2008; and First Amendment to Participation Agreement effective April 28, 2008.(8)

               (b) Participation Agreement by and among AIM Variable Insurance Funds, Inc. and First Citicorp Life Insurance Company, on behalf of itself and First Citicorp Life Variable Annuity Separate Account dated February 10, 1995; and Amendment No. 1 effective February 3, 1977 to Participation Agreement dated February 10, 1995.(7)

               (c) Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and First Citicorp Life Insurance Company as of May 1, 2000; and Amendment No. 1 as of May 3, 2004 to Participation Agreement as of May 1, 2000.(7)

               (d) Participation Agreement among Citicorp Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC dated May 1, 2000.(7)

               (e) Assignment of and Amendment No. 1 to Participation Agreement dated May 1, 2000 among Metropolitan Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC; (signed 12-02-08) and Amendment No. 2 to Participation Agreement dated May 1, 2000 among Metropolitan Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC.(signed 04-07-09) (to be filed by amendment)

               (f) Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P. and First Citicorp Life Insurance Company effective June 1, 2001. (7)

               (g) Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc. and First Citicorp Life Insurance Company dated as of May 1, 2001. (7)

               (h) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company dated August 31, 2007. (10)

               (i) Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and Metropolitan Life Insurance Company dated April 30, 2001. (4)

               (j) First Amendment to Participation Agreement effective April 30, 2001 among Met Investors Series Trust, Met Investors Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective April 30, 2007; and Second Amendment to the Participation Agreement effective April 30, 2001 among Met Investors Series Trust, MetLife Advisory LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company effective May 1, 2009. (6)


               (k) Participation Agreement among Metropolitan Life Insurance Company, Alliance Capital Management L.P. and Alliance Fund Distributors Inc. dated as of September 1, 2000; Amendment to Particpation Agreement as of May 1, 2004; Amendment No. 2 to Participation Agreement as of May 1, 2007; and Amendment No. 3 dated April 28, 2008 to the Participation Agreement dated September 1, 2000. (to be filed by amendment)

               (l) Participation Agreement among Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investors Services, LLC, Legg Mason Partners Fund Advisor, LLC and Metropolitan Life Insurance Company made and entered into January 1, 2009; and Amendment No. 1 dated _________ to Particpation Agreement made and entered into January 1, 2009. (to be filed by amendment)

           9.       Opinion and Consent of Counsel. (to be filed by amendment)

           10. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. (to be filed by amendment)

           11.      Not Applicable.

           12.      None.

           13. Powers of Attorney for Metropolitan Life Insurance Company for Sylvia Mathews Burwell, Eduardo Castro-Wright, Burton A. Dole, Jr., Cheryl W. Grise, C. Robert Henrikson, R. Glenn Hubbard, John M. Keane, Alfred F. Kelly, Jr., James M. Kilts, Catherine R. Kinney, Hugh B. Price, David Satcher, Kenton J. Sicchitano, William C. Steere, Jr., Lulu C. Wang, William J. Wheeler, James L. Lipscomb and Peter M. Carlson. (filed herewith).

----------
(1) Incorporated herein by reference to First Citicorp Variable Annuity Separate Account's Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File Nos. 033-83354/811-08732, filed on April 29, 1996.

(2) Incorporated herein by reference to First Citicorp Variable Annuity Separate Account's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File Nos. 333-71377/811-08732, filed on April 6, 1999.

(3) Incorporated herein by reference to First Citicorp Variable Annuity Separate Account's Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File Nos. 033-83354/811-08732, filed on April 28, 1998.

(4) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E, File Nos. 333-83716/811-04001, filed on March 5, 2002.

(5) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Separate Account E, File Nos. 333-122883/811-04001, filed on February 17, 2005.

(6) Incorporated herein by reference to Post-Effective Amendment No, 17 to The New England Variable Account's Registration Statement on Form N-4, File Nos. 333-11311/811-05338 filed on April 20, 2009.

(7) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Variable Annuity Separate Account I, File Nos. 333-138112/811-07628, filed on October 20, 2006.

(8) Incorporated herein by reference to Post-Effective Amendment No. 5 to Paragon Separate Account B's Registration Statement on Form N-6, File Nos. 333-133675/811-07534, filed on April 17, 2008.

(9) Incorporated herein by reference to Post-Effective Amendment No. 3 to Paragon Separate Account B's Registration Statement on Form N-6, File Nos. 333-133675/811-07534, filed on February 6, 2008.

(10) Incorporated herein by reference to The New England Variable Account's Post-Effective Amendment No. 15 to the Registration Statement on Form N-4, File Nos. 333-11131/811-05338, filed on April 18, 2008.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
C. Robert Henrikson      MetLife, Inc and Metropolitan Life Insurance Company   Chairman of the Board,
                         Chairman of the Board and Chief Executive Officer      President and Chief
                         200 Park Avenue                                        Executive Officer
                         New York, NY 10166

Sylvia Mathews Burwell   President, Global Development Program                  Director
                         The Bill and Melinda Gates Foundation
                         1551 Eastlake Avenue East
                         Seattle, WA 98102

Eduardo Castro-Wright    President and Chief Executive Officer                  Director
                         Wal-Mart Stores, USA
                         702 Southwest 8th Street
                         Bentonville, AK 72716

Burton A. Dole, Jr.      Retired Chairman, Dole/Neal LLC                        Director
                         Pauma Valley Country Club
                         15835 Pauma Valley Drive
                         Pauma Valley, CA 92061

Cheryl W. Grise          Retired Executive Vice President                       Director
                         Northeast Utilities
                         24 Stratford Road
                         West Hartford, CT 06117

R. Glenn Hubbard         Dean and Russell L. Carson Professor of Finance and    Director
                         Economics
                         Graduate School of Business
                         Columbia University
                         Uris Hall
                         3022 Broadway
                         New York, NY 10027-6902

John M. Keane            Co-Founder and Senior Managing Director                Director
                         Keane Advisors, LLC
                         2020 K St., N.W., Suite 300
                         Washington, DC 20006

Alfred F. Kelly, Jr.     President                                              Director
                         American Express Company
                         200 Vesey Street
                         New York, NY 10285

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
James M. Kilts           Partner                                                Director
                         Centerview Partners Management, LLC
                         16 School Street
                         Rye, NY 10580

Catherine R. Kinney      Retired President and Co-Chief Operating Officer       Director
                         NYSE
                         1158 5th Avenue
                         New York, NY 10029

Hugh B. Price            Senior Fellow                                          Director
                         Brookings Institution
                         1775 Massachusetts Avenue, N.W.
                         Washington, DC 20036

David Satcher            Director of Satcher Health Leadership Institute and    Director
                         Center of Excellence on Health Disparities
                         Morehouse School of Medicine
                         720 Westview Drive, S.W.
                         Atlanta, GA 30310-1495

Kenton J. Sicchitano     Retired Global Managing Partner                        Director
                         PricewaterhouseCoopers, LLC
                         25 Phillips Pond Road
                         Natick, MA 01760

William C. Steere, Jr.   Retired Chairman of the Board and Chief                Director
                         Executive Officer
                         Pfizer, Inc.
                         235 East 42nd Street, 22nd Floor
                         New York, NY 10017

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
Lulu C. Wang             Chief Executive Officer                                Director
                         Tupelo Capital Management LLC
                         767 3rd Avenue, 11th Floor
                         New York, NY 10017

Set forth below is a list of certain principal officers of Metropolitan Life Insurance Company ("Metropolitan Life"). The principal business address of each officer of Metropolitan Life is 200 Park Avenue, New York, New York 10166.

Name                                Position with Metropolitan Life
----                  ----------------------------------------------------------
C. Robert Henrikson   Chairman of the Board, President and Chief Executive
                      Officer

Jeffrey A. Welikson   Senior Vice President and Secretary

Ruth A. Fattori       Executive Vice President and Chief Administrative Officer

Steven A. Kandarian   Executive Vice President and Chief Investment Officer

James L. Lipscomb     Executive Vice President and General Counsel

Maria R. Morris       Executive Vice President, Technology and Operations

William J. Mullaney   President, Institutional Business

Peter M. Carlson      Executive Vice President and Chief Accounting Officer

William J. Toppeta    President, International

Lisa Weber            President, Individual Business

William J. Wheeler    Executive Vice President and Chief Financial Officer

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of Metropolitan Life Insurance Company under New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        6

ITEM 27. NUMBER OF CONTRACT OWNERS

As of June 30, 2009, there were 368 Qualified Contract Owners and 821 Non-Qualified Contract Owners.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with a limit of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

Met Investors Series Trust
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven
General American Separate Acocunt Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Separate Account E
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   --------------------------------------
Michael K. Farrell                    Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                      Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                    Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                     President, National Sales
10 Park Avenue                        Manager-Annuities & LTC
Morristown, NJ 07962

Elizabeth M. Forget                   Executive Vice President, Investment Fund
1095 Avenue of the Americas           Management & Marketing
New York, NY 10036

Paul A. LaPiana                       Executive Vice President, National Sales
5 Park Plaza, Suite 1900              Manager-Life
Irvine, CA 92614

Richard C. Pearson                    Executive Vice President, General Counsel
5 Park Plaza, Suite 1900              and Secretary
Irvine, CA 92614

Peter Gruppuso                        Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

John C. Kennedy                       Senior Vice President, National Sales
1 MetLife Plaza                       Manager, Bank and Broker/Dealer
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers                    Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   --------------------------------------
Curtis Wohlers                        Senior Vice President, National Sales
1 MetLife Plaza                       Manager, Independent Planners and
27-01 Queens Plaza North              Insurance Advisors
Long Island City, NY 11101

Jeffrey A. Barker                     Senior Vice President, Channel
1 MetLife Plaza                       Head-Independent Accounts
27-01 Queens Plaza North
Long Island City, NY 11101

Andrew Aiello                         Senior Vice President, Channel
5 Park Plaza, Suite 1900              Head-National Accounts
Irvine, CA 92614

Jay S. Kaduson                        Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt                   Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                  Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                         Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Deron J. Richens                      Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy Sturdivant                      Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                      Vice President
1095 Avenue of the Americas
New York, NY 10036

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                (1)                            (2)             (3)           (4)          (5)
                                        Net Underwriting
                                          Discounts And    Compensation   Brokerage      Other
Name of Principal Underwriter              Commissions    On Redemption  Commissions  Compensation
-----------------------------           ----------------  -------------  -----------  ------------
MetLife Investors Distribution Company    $ 357,776,663         $0           $0           $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

          (a)  Registrant

          (b) Metropolitan Life Insurance Company, 1095 Avenue of the Americas, New York, NY 10036

          (c) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

          (d)  Metlife, 501 Boylston Street, Boston, MA 02116

          (e) MetLife, Administrative Office, 1300 Hall Boulevard, Bloomfield, CT 06002

          (f)  MetLife, 18210 Crane Nest Drive, Tampa, FL 33647

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

(a) The Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for as long as purchase payments under the contracts offered herein are being accepted.

(b) The Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

(c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

(e) Metropolitan Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Metropolitan Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and the State of New York, on the 3rd day of August 2009.

                                        METROPOLITAN LIFE VARIABLE ANNUITY
                                        SEPARATE ACCOUNT II
                                        (Registrant)

                                        BY: METROPOLITAN LIFE INSURANCE COMPANY
                                            (Depositor)


                                        BY: /s/ Paul G. Cellupica
                                            ------------------------------------
                                            Paul G. Cellupica
                                            Chief Counsel, Securities Regulation
                                            and Corporate Services


                                        METROPOLITAN LIFE INSURANCE COMPANY
                                        (Depositor)


                                        BY: /s/ Paul G. Cellupica
                                            ------------------------------------
                                            Paul G. Cellupica
                                            Chief Counsel, Securities Regulation
                                            and Corporate Services

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 3, 2009.

              Signature                                   Title
              ---------                                   -----


                  *                       Chairman of the Board, President and
-------------------------------------            Chief Executive Officer
C. ROBERT HENRIKSON


                  *                           Executive Vice President and
-------------------------------------            Chief Financial Officer
WILLIAM J. WHEELER


                  *                           Executive Vice President and
-------------------------------------           Chief Accounting Officer
PETER M. CARLSON


                  *                           Executive Vice President and
-------------------------------------                General Counsel
JAMES L. LIPSCOMB


                  *                                     Director
-------------------------------------
SYLVIA MATHEWS BURWELL


                  *                                     Director
-------------------------------------
EDUARDO CASTRO-WRIGHT


                  *                                     Director
-------------------------------------
BURTON A. DOLE, JR.


                  *                                     Director
-------------------------------------
CHERYL W. GRISE


                  *                                     Director
-------------------------------------
R. GLENN HUBBARD


                  *                                     Director
-------------------------------------
JOHN M. KEANE

              Signature                                   Title
              ---------                                   -----


                  *                                     Director
-------------------------------------
ALFRED F. KELLY, JR.


                  *                                     Director
-------------------------------------
JAMES M. KILTS


                  *                                     Director
-------------------------------------
CATHERINE R. KINNEY


                  *                                     Director
-------------------------------------
HUGH B. PRICE


                  *                                     Director
-------------------------------------
DAVID SATCHER


                  *                                     Director
-------------------------------------
KENTON J. SICCHITANO


                  *                                     Director
-------------------------------------
WILLIAM C. STEERE, JR.


                  *                                     Director
-------------------------------------
LULU C. WANG


/s/ JOHN E. CONNOLLY, JR
-------------------------------------
JOHN E. CONNOLLY, JR.
Attorney-In-Fact
August 3, 2009

* Metropolitan Life Insurance Company. Executed by John E. Connolly, Jr., Esq., on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                               INDEX TO EXHIBITS

EX-13       Powers of Attorney for Metropolitan Life Insurance Company